NI43-101 REPORT ON THE TOPIA MINE
MINERAL RESOURCE ESTIMATES
AS OF NOVEMBER 30TH, 2014

Location: Topia, Durango, Mexico

-Prepared for-

Great Panther Silver Limited
800 – 333 Seymour Street
Vancouver, B.C., Canada, V6B 5A6

Prepared By:

Robert F. Brown, P. Eng., Qualified Person & V.P. Exploration

Effective Date: November 30, 2014
Report Date: July 6, 2015

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

C O N T E N T S

1.0	SUMMARY		1-1
	1.1	Conclusions	1-4
	1.2	Recommendations	1-5

2.0	INTRODUCTION		2-1

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		5-1

	5.1	Accessibility	5-1
	5.2	Climate	5-1
	5.3	Local Resources	5-1
	5.4	Infrastructure	5-1
	5.5	Physiography	5-2

6.0	HISTORY		6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION		7-1
	7.1	Regional Geology	7-1
	7.2	Local and Property Geology	7-3
	7.3	Mineralization	7-6

8.0	DEPOSIT TYPE		8-1

9.0	EXPLORATION		9-1

10.0	DRILLING		10-1

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		11-1
	11.1	Sample Preparation	11-1
	11.2	Analyses	11-2
	11.3	SECURITY	11-3

12.0	DATA VERIFICATION		12-1
	12.1	Database Validation	12-1
	12.2	Assay QA/QC	12-1

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING		13-1

14.0	MINERAL RESOURCE ESTIMATES		14-2
	14.1	Previous Estimates	14-3
	14.2	Database	14-5
	14.3	Assays	14-5
	14.4	Core Recovery and RQD	14- 11
	14.5	Density	14- 12
	14.6	Mineralization Domains	14-13
	14.7	Underground Workings	14- 14
	14.8	Assay Capping	14- 15
	14.9	Composites	14- 18

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

	14.10	Block Model and Grade Estimation Procedures	14- 25
		14.10.1 Dimensions and Coding	14- 25
		14.10.2 Geostatistics	14- 25
		14.10.3 Grade Interpolation	14- 27
	14.11	Block Model Validation	14- 27
		14.11.1 Visual Inspection	14- 27
		14.11.2 Comparison with Production Records	14- 27
		14.11.3 Comparison of Block and Sample Means	14- 29
		14.11.4 Resource Cut-Off	14- 32
	14.12	Classification	14- 32
	14.13	Mineral Resource Tabulations	14- 33

15.0	MINERAL RESERVE ESTIMATES		15-1

16.0	MINING METHODS		16-1

17.0	RECOVERY METHODS		17-1

18.0	PROJECT INFRASTRUCTURE		18-1

19.0	MARKET STUDIES AND CONTRACTS		19-1
	19.1	Market Studies	19-1
	19.2	Contracts	19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		20-1
	20.1	Social or Community Impact	20-1
	20.2	Reclamation Closure	20-2

21.0	CAPITAL AND OPERATING COSTS		21-1

22.0	ECONOMIC ANALYSIS		22-1

23.0	ADJACENT PROPERTIES		23-1

24.0	OTHER RELEVANT DATA AND INFORMATION		24-1

25.0	INTERPRETATION AND CONCLUSIONS		25-1

26.0	RECOMMENDATIONS		26-1

27.0	REFERENCES		27-1

28.0	DATE AND SIGNATURE PAGE		28-1

29.0	CERTIFICATES OF QUALIFIED PERSONS		29-1

T A B L E S

Table 1- 1:	Mineral Resources – Topia Property	1-2
Table 1- 2:	Topia Veins – Topia Mine	1-3
Table 1- 3:	Exploration Budget 2015 – Topia Property	1-6
Table 4- 1:	List of Topia Mine Mineral Claim Tenures	4-2
Table 6- 1:	Topia Production Figures – Great Panther Silver Limited - Topia Mine	6-2
Table 10-1:	Diamond Drilling - Great Panther Silver Limited - Topia Mine	10-1
Table 14-1:	Mineral Resources – Topia Mine	14-2
Table 14-2:	Previous Mineral Resource Estimate, Brown & Sprigg 2013 – Topia Mine	14-4

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-3:	Changes from Previous (2013) Estimate – Topia Mine	14-4
Table 14-4:	Assay Statistics – Topia Mine	14-6
Table 14-5:	Recovery and RQD by Area – Topia Mine	14- 11
Table 14-6:	Average SG Area – Topia Mine	14- 12
Table 14-7:	Zone Coding and Vein Orientation –Topia Mine	14- 14
Table 14-8:	Underground and Drill Assay Capping– Topia Mine	14- 16
Table 14-9	Composite Statistics – Topia Mine	14- 19
Table 14-10:	Composite Statistics – Topia Mine Project	14- 26
Table 14-11:	Actual Mined Tonnes and Grades Based on 2014 Production Records– Topia Mine	14- 28
Table 14-12:	Corresponding 2014 Block Model Cut-Outs Tonnes and Grades – Topia Mine	14- 28
Table 14-13:	Differences between Mined Tonnes and Block Model Tonnes, and between Block Model Grades and Mined Grades in 2014 Model after Reconciliation – Topia Mine	14- 29
Table 14-14:	Comparison of Block and Composite Grades – Topia Mine	14- 31
Table 14-15:	Area-Specific Block Model Cut-Off – Topia Mine	14- 32
Table 14-16:	M & I Classification Strategy – Topia Mine	14- 32
Table 14-17:	Measured Mineral Resources – Topia Mine	14- 34
Table 14-18:	Indicated Mineral Resources – Topia Mine	14- 36
Table 14-19:	Measured plus Indicated Mineral Resources - Topia Mine	14-38
Table 14-20:	Inferred Mineral Resources – Topia Mine	14- 40
Table 16-1:	Topia Mine Production, Expected Mine Life, and Dilution	16-3
Table 16-2:	Topia Production Figures – Great Panther Silver Limited - Topia Mine	16-4
Table 21-1:	2014 (January through December) Cost Report for Topia Mine	21-1
Table 25-1:	Mineral Resources – Topia Mine	25-1
Table 26-1:	Exploration Budget 2015 – Topia Mine	26-1

F I G U R E S

Figure 4- 1:	Location Map, Topia Mine Area	4-4
Figure 4- 2:	Mineral Claims Map, Topia Map	4-5
Figure 5- 1:	Detailed Location Map of Topia Mine	5-2
Figure 7- 1:	Regional Geology Map	7-2
Figure 7- 2:	Property Geology Map	7-4
Figure 7- 3 & Figure 7- 4:	Detail Property Geology Maps	7-5
Figure 10-1:	Topia Mine Drill Hole Location Plan Map	10-3
Figure 10-2:	Cross Section of the Argentina vein, Argentina Mine	10-4
Figure 10-3:	Cross Section of the El Rosario vein, El Rosario Mine	10-5
Figure 10-4:	Cross Section of the Las Higueras, Oxi, Oxidada, San Gregorio, and San Pablo veins, Durangueno Mine	10-6
Figure 10-5:	Cross Section of the La Prieta vein, La Prieta Mine	10-7
Figure 10-6:	Cross Section of the Recompensa and Oliva veins, Recompensa Mine	10-8
Figure 10-7:	Cross Section of the La Dura South, Intermediate, and La Dura North veins, 1522 Mine	10-9
Figure 17-1:	Process Flow Sheet, Topia Mine Metallurgical Plant	17-2
Figure 18-1:	Topia Mine Infrastructure	18-2

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Glossary

UNITS OF MEASURE

Centimetre	cm
Grams per tonne	g/t
Hectare	ha
Kilotonnes	kt
Kilometre	km
Metres above sea level	masl
Metre	m
Millimetres	mm
Million tonnes	Mt
Million	M
Ounce	oz
Parts per million	ppm
Tonne	t
Tonnes per cubic metre	t/m3
Tonnes per day	tpd

A B B R E V I A T I O N S A N D A C R O N Y M S

Atomic Absorption Spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gold Equivalent	Au eq
Gold	Au
Great Panther Silver Limited	GPR
Inverse Distance Cubed	ID3
Inverse Distance Squared	ID2
Instituto Nacional de Estadistica y Geografia	INEGI
Lead	Pb
MFW Geoscience Inc.	MFW
Minera Mexicana El Rosario, S.A. de C.V	MMR
Minera Villa Seca S.A. de C.V	MVS
National Instrument NI 43-101	NI 43-101
Net Smelter Return	NSR
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Silver Equivalent	Ag eq
Silver	Ag

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Specific Gravity	SG
Standard Deviation	Std Dev
Zinc	Zn

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

1.0	SUMMARY

The purpose of this Technical Report is to support Great Panther Silver Limited’s public disclosure related to the ongoing Topia mining and milling operations. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The author, V.P. Exploration & Qualified Person (QP) for Great Panther (GPR) prepared this Mineral Resource Estimate report on the Topia Mine in Durango State, Mexico.

GPR is engaged in the exploration, development, and exploitation of mineral properties, primarily for silver. It is a junior silver producing company with operating silver mines in Mexico. In addition to the Topia Property, GPR owns and operates the Guanajuato Mine Complex located in Guanajuato, Mexico.

The Topia Property encompasses several small underground silver-gold-lead-zinc mines and a processing plant with a capacity of 275 tonnes per calendar day (tpd) located in and around the town of Topia, Mexico. The deposits in the Topia area have been mined intermittently since the 16th century. GPR purchased the property in 2005, refurbished and re-commissioned the mill, rehabilitated underground workings, and resumed operations. GPR has carried out exploration and continues to explore the property.

During 2014 the mill was operating seven days per week at a rate of 210tpd treating ores from GPR’s mines as well as from other independent operators. Two separate concentrates were produced, a silver-rich lead concentrate and a zinc concentrate. Plant metallurgical performance was steady in 2014 with metal recoveries of 89.9% for silver, 56.4% for gold, 93.0% for lead, and 92.3% for zinc.

The Topia Mine underground mining operation producing approximately 174tpd from up to eleven (nine at year end 2014) mines on 40 separate veins using conventional and mechanized mining methods, including resuing.

Currently, the major assets and facilities associated with the Topia operation are:

•	Silver-gold-lead-zinc deposits within the known vein systems.

•	The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine workings and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings, and dry facilities.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	Facilities providing basic infrastructure to the mine, including electric power from the national power grid, heat, water supply from artesian springs, and sewage treatment.

•	A on-site laboratory which processes 25-30 samples / day for gold, silver, lead, zinc, copper, and iron.

•	Underground infrastructure including drifts, sub-levels, ramps, raises, and mobile equipment fleet.

•	Access by roads to the mill and tailings facility.

Measured and Indicated Mineral Resources estimated to contain 346,200t at 624g/t Ag, 1.31g/t Au, 4.50% Pb, and 4.19% Zn plus Inferred Mineral Resources estimated to contain 357,400t at 592g/t Ag, 1.31g/t Au, 3.44% Pb, and 3.96% Zn. The Mineral Resource Estimate for the Topia Property is summarized below in Table 1-1.

Table 1-1:	Mineral Resources – Topia Property

Classification	Tonnes	Ag g/t	Au g/t	Pb %	Zn %

Total Measured	180,400	606	1.44	4.26	4.52

Total Indicated	166,000	644	1.17	4.75	3.82

Total Measured & Indicated	346,200	624	1.31	4.50	4.19

Total Inferred	357,400	592	1.31	3.44	3.96

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of US$180/t.
3. Area-Specific Bulk Densities as follows: Argentina - 3.06t/m 3; Don Benito - 3.26t/m 3; Durangueno - 3.12t/m 3; El Rosario - 3.00t/m 3; Hormiguera - 2.56t/m 3; La Prieta - 2.85t/m 3; Recompensa - 3.30t/m 3.
4. NSR cut-offs in US$ include 1522 Mine $167/t, Argentina Mine $197/t, Durangueno Mine $153/t, Recompensa Mine $196/t, Hormiguera Mine $189/t, El Rosario Mine $173/t, and La Prieta $204/t.
5. Totals may not agree due to rounding.
6. A minimum mining width of 0.30 metres was used.
7. Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn.

Table 1-2 below shows the veins which are covered by the current Mineral Resource Estimate. There was some production from the El 80 and Oliva Mines in the first half of 2014. These mines are not included in the current Mineral Resource Estimate.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 1-2:	Topia Veins – Topia Mine

Area / Mine	Code	Vein Name (2014)
Hormiguera	101	San Jorge
	102	SJSM Int.
	106	San Miguel
	103	Cantarranas
	104	Cantarranas East
	105	Cantarranas W Splay
	107	Cantarranas W Offset
Argentina	201	Argentina Central
	202	Argentina East
	204	Santa Cruz
	205	Argentina West
1522	301	Don Benito North
	302	Don Benito South
	303	Don Benito West
	304	Don Benito Int.
	306	Don Benito N Splay
	307	Don Benito S Splay
El Rosario	401	El Rosario
	402	El Rosario FW
	403	El Rosario HW
Durangueno	501	San Gregorio
	502	Oxi
	511	Link
	503	Oxidada
	507	La Higuera
	508	San Pablo
	509	SG North Loop
	510	LH North Loop
La Prieta	601	La Prieta 1
	602	La Prieta 2
	603	La Prieta 3
	604	La Prieta 4
	605	La Prieta 5
	606	La Prieta 6
	608	La Prieta 8
	609	La Prieta 9
Recompensa	702	Recompensa
	703	Recompensa HW
	704	Oliva
	705	Recompensa Link

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

1.1	Conclusions

As a result of the completion of the 2014 Topia Mineral Resource Estimate, the following conclusions have been made:

•	The sampling conducted by GPR is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.
•	Diamond drilling, logging, and core handling is being carried out in a reasonable fashion, consistent with industry best practice.
•	Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal QA/QC protocols and comparison with an external laboratory.
•	The most recent independent audit of the laboratory, conducted in January 2013 (Johnson, 2013), reported acceptable practices. Concern was expressed however, regarding the original-duplicate assay result comparisons which appeared to show better correlation than expected. An improvement in fire assay methodology was noted as compared with previous audits.
•	The sample database contains several small low-consequence errors. A greater focus on validation of data is necessary in future. This was also noted during the previous Mineral Resource Estimate of RPA (2013), and Brown and Sprigg (2014).
•	Revisions to the top cuts and to the dilution allowance in the NSR calculations have been made based on reconciliation outcomes, known geological conditions and mining methods. For Measured plus Indicated, there is a 75% increase in tonnes, a 29% increase in contained silver, 34% increase in contained gold, 28% increase in contained lead and 52% increase in contained zinc as compared with the previous year's estimate. For Inferred, increases of 71% in tonnes, 29% in contained silver, 9% in contained lead, and 49% in contained zinc, as well as an increase of 33% in contained gold were reported. All these increases in contained metal for 2014 reflect substantial increases in tonnes, despite lower overall grades. Factors affecting the change in the resource are suggested to be related to:

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

−	Revision and application of different assay caps;

−	Changes to NSR calculation (including metal price changes) methodology which gave higher NSR values in the current Estimate than the previous Estimate;

−	Expansion of existing zones in areas where new data collection has taken place;

−	Depletion of some areas due to mining.

•	There is potential for discovery of additional Mineral Resources at Topia through exploration and development.

1.2	Recommendations

Recommendations are that:

•	Routine independent laboratory audits should continue. GPR's own QA/QC monitoring should also continue to ensure that any identified issues are followed up as quickly as possible to prevent undetected long-term assaying problems.
•	Better validation measures should be taken to ensure the database is as error-free as possible.
•	Results below detection limit should not be stored as '0'. A suggested alternative is to store these as half the detection limit, or to use an acronym indicating below detection values.
•	A reasonable minimum sample width for the channels should be established and maintained.
•	Exploration and development should continue in order to continue to add to the resource base. GPR plans to complete no underground diamond drilling at Topia in 2015. See Table 1-3 below for proposed budget details:

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 1-3:	Exploration Budget 2015 – Topia Property

		Amount
Budget Item	Details	(US$)

Geology		$180,000

Assays	700 @ $15 ea.	$10,500

Supervision		$10,000

Subtotal		$200,500

Contingency(15%)		$30,000

Total		$230,500

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the Mineral Resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

It is recommended that GPR continues mining operations at the Topia Mine veins, and that it proceeds with exploration activities in current and other prospective areas to extend the mine life. The 2015 exploration budget of GPR of US$230,500 is sufficient to this end, but a resumption of underground drilling should be considered for 2016.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

2.0	INTRODUCTION

Robert Brown, P. Eng., Qualified Person (QP) and Vice President Exploration of Great Panther Silver Limited (GPR) prepared the Mineral Resource Estimate and completed the Technical Report on the Topia Mine Property (the Property), near Topia, Durango, Mexico. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as GPR is a producing issuer in accordance with Toronto Stock Exchange (TSX) and British Columbia Securities Commission (BCSC) regulations, the current Mineral Resource Estimate for this deposit was completed by company personnel.

Robert F. Brown has visited the Topia Mine on a regular basis from early 2005, including a trip from February 11th to 14th, 2015. The property visit consisted of underground inspections of new development faces, active stopes, underground drill sites, underground core logs and core review, and a complete review of all assay level plans from all the active mines. This particular visit included visits to the Argentina, El Rosario, La Prieta, and Durangueno Mines with the mine geologist. Conversations are held regularly with the laboratory manager and mine manager regarding current issues. In writing this report, the author had access to GPR information in the form of technical reports, production records, financial reports, land tenure documents, drawings, assays, and drilling data.

Discussions were held with personnel from GPR:

•	Javier M. Ramirez, Topia Mine General Manager

•	Pedro Reyna Luna, Mine Superintendent

•	Claudio Santiago Canseco, Topia Chief Mine Geologist

•	Ramon Roberto Cruz Felix, Topia Laboratory Manager

•	Ernesto Torres, GPR Chief Metallurgist

•	Jorge Ortega, GPR Exploration Manager – Mexico

•	Ledion Bushi, Operations Analyst.

Other sources of information are listed at the end of this report in Section 27, References. Robert Brown, P. Eng. and Q.P., was responsible for all sections of this report.

Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Total 2014 metal production from GPR’s operations was 1,906,645oz Ag, 16,461oz Au, 1,154t Pb, and 1,675t Zn (Company news release January 14, 2014). The Topia Mine is the subject of this report.

The Topia mine and mill complex comprises several small-scale operating mines along with a conventional flotation concentrator. Mining in the district dates back to the early 16th century. GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold, silver, lead and zinc. Mineralization occurs in narrow, near-vertical fissure veins, and comprises lead and zinc sulphides with accessory pyrite, in a gangue of predominantly quartz, carbonates, and barite. In 2014, Topia produced 667,635oz Ag, 555oz Au, 2.54 million pounds Pb and 3.69 million pounds Zn.

Ore is milled from several localities within GPR’s holdings in the area, as well as on a toll basis for an independent local operator. At the time of the visit to the operations, the plant was running at a rate of 210tpd. Mining is conducted by conventional and mechanized cut and fill methods, and includes resuing in narrow sections. Ore is often hand-sorted before shipment to the mill.

Currently, the major assets and facilities associated with the Topia operation are:

•	Silver-gold-lead-zinc deposits within the known vein systems.

•	The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine workings and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings, and dry facilities.

•	Facilities providing basic infrastructure to the mine, including electric power from the national power grid, heat, water supply from artesian springs, and sewage treatment.

•	A on-site laboratory which processes 25 -30 samples / day for gold, silver, lead, zinc, copper, and iron.

•	Underground infrastructure including drifts, sub-levels, ramps, raises, and mobile equipment fleet.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	Access by roads to the mill and tailings facility.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

3.0	RELIANCE ON OTHER EXPERTS

Robert F. Brown, P. Eng., Q.P., and V.P. Exploration for GPR, wrote this Mineral Resource Estimate report on the Topia Mine.

For the purpose of this report, the author has researched property title or mineral rights for the Topia Property and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited). The author also confirms that bi-annual taxes and annual assessment filing are in order and have been paid.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

The Property is situated in and surrounding the town of Topia, Durango State, Mexico, approximately 235 km northwest of the City of Durango, and 100 km northeast of Culiacán, Sinaloa (Figure 4-1). The property comprises 53 contiguous concessions plus six outlier concessions that cover approximately 6,686ha (Figure 4-2). The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

GPR holds a 100% interest in the property through its wholly owned Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (MMR). The concessions that comprise the GPR holdings at Topia are shown in Figure 4-2 and a list of the tenures is provided in Table 4-1. In February of 2005, GPR exercised its option to acquire a 100% interest in the Topia exploitation concessions. Upon signing of the formal purchase agreement on June 30, 2005, GPR made payments totalling approximately US$540,000 to the vendor and to two divisions of Peñoles, these latter payments being part of the assumed debt. A further payment of US$300,000 was made to the vendor in August of 2006 and regular payments were made to Peñoles with each shipment of concentrate in order to pay down the debt. The balance (approximately US$1 million) of the US$2.65 million purchase price was paid out of the proceeds of production. In addition to the claims, the option to purchase agreement included the mill, buildings, offices, houses, and workers’ quarters as well as some underground mining equipment and surface vehicles. There is no underlying royalty on the property.

Environmental protection regulations in Mexico are described as similar to those in North America. Permits are required for new mine operations, specifically, in order to operate a concentration plant as well as for the hydraulic discharge of tailings and changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

All permits are in place for the operation of the Topia Mine including the environmental, tailings, and explosives permits.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 4-1:	List of Topia Mine Mineral Claim Tenures

Mineral Title Name	Title #	Size (ha)	Expiry Date
UNIFICACION AMP EL SALTO	184675	2.496	9 de noviembre de 2039
LA ABUNDANCIA	163048	40	15 de agosto de 2028
EL SOCORRO	166904	30	24 de julio de 2030
TOPIA UNO	176292	220.3144	25 de agosto de 2035
LA ESPERANZA	177243	182.3215	16 de marzo de 2036
AMP LA ABUNDANCIA	178635	95	10 de agosto de 2036
LA CONCHA Y ANEXAS	180781	13.9913	14 de julio de 2037
EL CANGURO	180782	64	14 de julio de 2037
AMPLIACION OLIVA	180784	22.7349	14 de julio de 2037
DON RAFAEL	180785	100.5081	14 de julio de 2037
DON EDUARDO	180788	28.0084	14 de julio de 2037
AUSTRALIA	180789	50	14 de julio de 2037
EL DURANGUEÑO	180790	50	14 de julio de 2037
SAN ANDRES	180791	10	14 de julio de 2037
NVA. ARGENTINA Y CARRIZO	180792	30	14 de julio de 2037
AMP EL CARMEN	180793	15.0711	14 de julio de 2037
LA DURA Y ANEXAS	180794	23.7507	14 de julio de 2037
OCCIDENTAL ESTE	180795	10	14 de julio de 2037
SALTAN RANAS	180796	14	14 de julio de 2037
ZONA BUENA	180797	2.9347	14 de julio de 2037
AMP EL JARILLAL	180798	32.08	14 de julio de 2037
DON ENRIQUE	180799	44.49	14 de julio de 2037
EL JARILLAL	180800	18.521	14 de julio de 2037
UNION DEL PUEBLO	181012	6	13 de agosto de 2037
AMP LAS ANIMAS	181013	4.8909	13 de agosto de 2037
LA COLORADA	181014	3.4894	13 de agosto de 2037
EL VASCO	181015	36.7721	13 de agosto de 2037
LA JICARA	181016	51.6279	13 de agosto de 2037
ARGENTINA NORTE	181017	14	13 de agosto de 2037
AMP LA MARQUESA	181018	30.6947	13 de agosto de 2037
SOCAVON VICTORIAS	181019	7.1343	13 de agosto de 2037
CANTA RANAS	181020	18.8668	13 de agosto de 2037
PROSPERIDAD	181162	21.918	8 de septiembre de 2037
SANTA BIBIANA	181163	5	8 de septiembre de 2037
C.E. SCHAUFFLER PONIENTE	181164	6	8 de septiembre de 2037

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

JULIAN RIVERA	181165	7.9629	8 de septiembre de 2037
EL CARMEN	181166	8.471	8 de septiembre de 2037
ANIMAS	181167	8	8 de septiembre de 2037
VALENCIA Y OLIVA	181168	11	8 de septiembre de 2037
LA ARGENTINA	181169	19.1912	8 de septiembre de 2037
SANTO NIÑO	185869	7.0224	13 de diciembre de 2039
LA ABUNDANCIA SEIS	188602	62.3293	27 de noviembre de 2040
TOPIA II	222533	4826.2686	20 de julio de 2054
TOPIA II FRACC 1	222534	0.6584	20 de julio de 2054
TOPIA II FRACC 2	222535	2	20 de julio de 2054
TOPIA II FRACC 3	222536	0.0897	20 de julio de 2054
TOPIA II FRACC 4	222537	6.5249	20 de julio de 2054
TOPIA II FRACC 5	222538	0.0126	20 de julio de 2054
TOPIA II FRACC 6	222539	0.042	20 de julio de 2054
TOPIA II FRACC 7	222540	3.7804	20 de julio de 2054
TOPIA II FRACC 8	222541	2.4102	20 de julio de 2054
TOPIA II FRACC 9	222542	0.2703	20 de julio de 2054
TOPIA II FRACC 10	222543	0.1723	20 de julio de 2054
TOPIA II FRACC 11	222544	0.9657	20 de julio de 2054
TOPIA II FRACC 12	222545	0.4743	20 de julio de 2054
TOPIA II FRACC 13	222546	0.4585	20 de julio de 2054
ARCO IRIS	214597	100.442	1 de octubre de 2051
LA CUÑITA	232175	216.8542	1 de julio de 2058
LA PRIETA	154137	94.0873	25 de enero de 2021
		6686.1044

May 2014	Page 4-3

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 4-1:	Location Map, Topia Mine Area

May 2014	Page 4-4

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 4-2:	Mineral Claims Map, Topia Map

INSET MAP
Las Papas Group
Main Topia Group
La Cuñita Group
Topia Plant
GREAT PANTHER SILVER LTD.
TOPIA MINE
Durango State, Mexico
Property Tenures
Date Nov 2014
Scale as shown
Figure 4.2
LEGEND
GPR Claims
Other Claims
Mineralized Vein, defined
Mineralized vein, projected
metres

May 2014	Page 4-5

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

Topia is situated in the Sierra Madre Mountains in the State of Durango, Mexico. Ground access is provided via 350 km of paved and gravel road from the city of Durango. Travel is north from Durango via Highway 23 to Santiago Papasquiaro, and west to Topia. Total travel time is reported to be eight hours. Small aircraft flights from Culiacán and Durango service the town of Topia on a daily basis (see Figure 5- 1).

5.2	Climate

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 mm to 500 mm of rain may fall. The annual mean temperature is 16.8°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3	Local Resources

Topia is a relatively small town of approximately 3,500 people, although many have worked in the mines and there is a good local source of labour. The town is serviced by road, air service, power grid, and telephone. There are restaurants, hotels, and medical services but no bank or ATM’s. GPR maintains a satellite telecommunication system for telephone and internet. Water is available from numerous springs, streams, and adits.

5.4	Infrastructure

The surface and underground infrastructure at the Topia Mine includes the following:

•	Extensive underground workings.

•	Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels and ramps.

•	Mine ventilation, dewatering, and compressed air facilities.

•	Conventional and mechanized underground mining equipment.

•	Mine, geology, processing, and administrative offices.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	A nominal 275 tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit.

•	A tailings storage facility.

•	Connection to the national grid for the supply of electric power.

5.5	Physiography

The Topia area lies within the Sierra Madre Occidental, in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600MASL up to over 2,000MASL.

Vegetation consists of thickly inter-grown bush, comprising mesquite, prickly pear, napal, and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry and agriculture.

Figure 5-1:	Detailed Location Map of Topia Mine

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

6.0	HISTORY

The following was taken from a technical report by Orequest, dated November 2003.

“Mining in the region pre-dates European colonization, and was first reported in the Topia area in 1538. Orequest (2003) reports that the Spanish first visited the area in 1569, although the website http://www.e-local.gob.mx states that explorers had visited as early as 1532. The first mineral concessions were granted at Topia in the early 1600’s. The village was twice destroyed by attacks from indigenous tribes; in 1616 by the Tepahuanos and again in 1776 by the Cocoyames.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million (Loucks, 1988; quoted by Orequest, 2003). This is estimated to have been the equivalent of between 15 and 30 million oz silver plus gold, lead and zinc.

Compania Minera Peñoles, S.A. (Peñoles) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were shut down due to low metal prices and labour difficulties. Mario Macias, then the mine manager for Peñoles, acquired the Topia property and formed Compania Minera de Canelas y Topia to carry on operations. Production for the period 1952 to 1999 totalled 17.6 million oz of silver and 18,500 oz of gold.”

In early 2005, prior to Great Panther’s exercising its option to purchase the Topia Mine, the vendor was operating the plant at roughly 50tpd, processing ore grading 710 g/t silver, 5.5% lead, and 6.0% zinc from three levels of the 1522 area of the Property. During the second half of 2005, after purchasing the Property, GPR re-furbished and re-commissioned the mill and has gradually increased the throughput at the plant to the current 275 tpd. Production from the Topia Mines (not including 3rd party tolling) in 2014 graded 344g/t Ag, 0.60g/t Au, 1.82% Pb, and 2.70% Zn from 67,387 tonnes milled. Many of the Topia mines have been rehabilitated to re-access the Argentina, La Dura, Don Benito, El Rosario, San Gregorio, San Miguel, San Jorge, La Prieta, Cantarranas, Animas, Oliva, Las Higueras, San Pablo, Oxi, Oxidada, and Recompensa veins; and re-sampling parts of various veins as part of a due diligence effort to confirm sampling carried out by Peñoles. This re-sampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Since 2006, underground exploration and production channel samples have been collected by GPR from all stopes and development drifts. This work includes much new development along the San Gregorio, El Rosario, Cantarranas, Don Benito, Las Higueras, San Pablo, Oxi, Oxidada, La Prieta, and Recompensa veins. Exploration diamond drilling programs have targeted the various vein structures. This exploration and development work forms the foundation for the resource estimate presented in this report.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

In late 2014 the Topia Mine operated nine separate mines accessing 40 veins and vein splays.

Table 6-1:	Topia Production Figures – Great Panther Silver Limited - Topia Mine

		Silver	Gold	Lead	Zinc
Year	Tonnes*	Oz	Oz	Tonnes	Tonnes
2006**	22,445	208,004	406	627	742
2007	33,605	279,441	643	735	847
2008	35,318	366,199	812	876	1,074
2009	30,045	437,079	403	871	1,057
2010	38,281	515,101	597	1,092	1,358
2011	46,968	535,881	500	941	1,315
2012	56,098	555,710	573	962	1,477
2013	62,063	631,235	651	1,116	1,673
2014	67,387	667,635	555	1,154	1,675
Total	392,210	4,196,285	5,140	8,374	11,218

* Tonnes produced to GPR account, not including tolled ore.

** Production re-started by GPR in December 2005.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest-trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21° N latitude (see Figure #7-1). The belt measures roughly 1,200 km long by 200 km to 300 km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs in the order of one kilometre thickness. Later Basin and Range extensional tectonism related to the opening of the Gulf of California has resulted in block faulting, uplift, and erosion. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 7-1:	Regional Geology Map

GREAT PANTHER SILVER LTD.
TOPIA MINE
Regional Geology
Date Nov 2014
Scale as shown
Figure 7.1
Legend:
Tr Rhyolite, Breccia, Igaimbrite
Tgm Quartz Monzonite Granodiorite
Ta Andesite and Dacite
Ps Sandstone, Volcano Sediments
Geological Contact
Mine or Prospect
Town or Village
Road
Boundary
0 5 10 15 20
Kilometres
N
GUANACEVI
RANCHO NUEVO
Rio Las Vacas
Rio Del Valle
Rio Humaya
SIANORI
SAN BERNABE
TOPIA
TOPIA
CANELAS
Tr
Ta
Igi
Ps

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

7.2	Local and Property Geology

The Topia area is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics (see Figure 7-1). The andesitic rocks are described as dark purple-grey augite andesite tuffs, agglomerates and flows, striking southeast and dipping at 25° to the south west. This sequence has been divided into three members, which are, from oldest to youngest, the Santa Ana, El Carmen and Los Hornos (Figure 7-1). Unconformably overlying these rocks is a 600 m thick carapace of flat-lying rhyolite flows and ignimbrites. These felsic rocks form high cliffs to the north of the town of Topia.

A granodiorite stock of Eocene age is exposed 5 km southwest of Topia. It is accompanied by a propylitic aureole extending outwards for a distance of 4 km, however, it is not considered to be related to the mineralization in the region. A smaller quartz monzonite intrusive body, measuring 50 m by 100 m, is situated near the Animas vein. This body is hypothesized to be related to a larger, deeper intrusion that is responsible for the epithermal mineralization.

The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one which strikes 320° to 340° and dips northeast, the other striking 50° to 70° and dipping steeply southeast to vertically (Figures 7-1 and 7-2). The northeast-trending faults are the principal host structures for precious and base metal mineralization. The north-northwest-striking faults are observed to disrupt the vein-bearing structures and are sometimes host to post-ore diabase and rhyolite dikes. These dikes are thought to be feeders to the overlying rhyolitic units.

The mineral deposits in the Topia camp are hosted in steeply-dipping east-northeast-striking fault zones (Figure 7-2). These fault zones are typically narrow, ranging in width from cm- to decimetre-scale. The widest faults are in the Argentina system, where they are observed to be up to three metres wide and accompanied by gouge and intense clay alteration. They are broadly curvi-planar in shape both along strike and down dip, but more or less straight over short, stope-length distances.

Displacements across these structures are thought by mine geologists to be in the order of 50m to 100m, in a normal sense, with some rotational component. The faults branch and anastomose in a classic brittle fracture pattern commonly seen in narrow vein settings. Ore shoots pinch and swell along the trends, but the host structures themselves are observed to be very continuous. The main structures have been traced for as long as four kilometres.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The principal vein systems, from north to south, are the Argentina, Cantarranas / San Jorge / San Miguel, Madre, Don Benito / La Dura, El Ochenta, Animas, Recompensa / Oliva, Las Higueras, Oxi, Oxidada, San Gregorio, San Pablo, El Rosario and La Prieta (Figure 7-2). GPR is currently or has recently carried out exploration and development work or is mining on most of these structures.

Figure 7-2:	Property Geology Map

May 2014	Page 7-4

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 7-3 & Figure 7-4:	Detail Property Geology Maps

TQa
Td
Tkht
Tkh
Tks
MADRE
CANTARRANAS
DON BENITO NORTH SPLAY
DON BENITO NORTH
DON BENITO SOUTH
INTERMEDIATE
LA DURA
DON BENITO WEST
DON BENITO SOUTH SPLAY
TERROR
ANIMAS
200 metres
2788000 N
GEOLOGICAL LEGEND
MIOCENE TO RECENT
TQa Alluvium
Tr Rhyolite
EOCENE TO OLIGOCENE
Trd Rhyolite Dykes
Td Diabase Dykes
LATE CRETACEOUS TO EARLY TERTIARY TUFFS & FLOWS
Tkht Tkh Hornos Member
Tkct Tkc El Carmen Member
Tkst Tks Santa Ana Member
Fault
Mineralized Vein, defined
Mineralized vein, projected
Not part of Topia Claim
Coordinates in UTM WGS84, zone 13
GREAT PANTHER SILVER LTD.
TOPIA MINE
Durango State, Mexico
Property Geology
Don Benito Detail
Date Nov 2014
Scale as shown
Figure 7.3

MOLINOS
SANTA ANA
VICTORIA
LA HIGUERA
OXI
OXIDATA
SAN GREGORIO
SAN PABLO
EL ROSARIO
EL ROSARIO FW
Tks
Tkst
Tksl
TQa
200 metres
2787000 N
GEOLOGICAL LEGEND
MIOCENE TO RECENT
TQa Alluvium
Tr Rhyolite
EOCENE TO OLIGOCENE
Trd Rhyolite Dykes
Td Diabase Dykes
LATE CRETACEOUS TO EARLY TERTIARY TUFFS & FLOWS
Tkht Tkh Hornos Member
Tkct Tkc El Carmen Member
Tkst Tks Santa Ana Member
Fault
Mineralized Vein, defined
Mineralized vein, projected
Not part of Topia Claim
Coordinates in UTM WGS84, zone 13
GREAT PANTHER SILVER LTD.
TOPIA MINE
Durango State, Mexico
Property Geology
Durangueño Detail
Date Nov 2014
Scale as shown
Figure 7.4

May 2014	Page 7-5

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

7.3	Mineralization

Mineralization within the veins consists mainly of massive galena, sphalerite, with lesser pyrite, arsenopyrite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include minor adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products. Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. Some observations on metal zoning include, the lower parts of the mines are reported to contain slightly higher copper-gold content than at higher elevations; high silver grades are associated with higher proportions of base metals; the mines are located over an extreme range of elevations (1,000 – 1,800masl) on the Property and that each has vertical limits of mineralization from 100-200m with the deeper seated and more southern mines tending to have more arsenopyrite and the more western mines having more pyrite.

The veins range in thickness from a few centimetres to two metres. They are very continuous along strike, with the main veins extending more than 4km. The Madre vein has been mined for 3.5km and the Cantarranas vein for 2.4km. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

8.0	DEPOSIT TYPE

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults cutting andesitic flows, breccias, and pyroclastics. Deposits are usually characterized by multiple veins in areas measuring 10 to 15km2 with individual veins generally less than 2m in thickness but up to 3-4km in length.

Epithermal systems, as the name suggests, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres. These deposits are commonly formed during the later stages of igneous events and are derived from hydrothermal activity generated from intrusive bodies. Typically, epithermal vein mineralization is initiated several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems and a few million years after the intrusion of the closely associated plutonic rocks. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. Mineralization at Topia is reported to occur within a zone spanning 100m to 200m in elevation, which is consistent with the epithermal model. MMR geologists have, in many instances, been able to define the lower limit of mineralization, and this has been applied as a primary constraint to the Mineral Resource Estimate.

The silver to gold ratio in these deposits is generally more than 300:1 and production from these deposit types averages about 400g/t silver.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

9.0	EXPLORATION

Exploration work carried out at Topia by GPR (operating as MMR) has comprised diamond drilling, chip sampling, mapping and underground development. Prior to exercising their option in 2005, GPR conducted a surface diamond drill program consisting of 7,437m in 30 NQ-size (4.76 cm) holes. The program was carried out on five localities: Las Trancas (on the Cantarranas vein), Don Benito, Hormiguera, Argentina, and El Rosario (Figure 10-1). Additional details on the drilling programs are provided in Section 10 of this report.

MMR carried out refurbishment and sampling of underground drifts through 2005 and 2006. A total of 779 samples were taken from the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins. The sampling was successful in confirming earlier sampling work carried out by Peñoles prior to GPR acquiring the property.

In 2007, surface and underground drilling was conducted at Madre, Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, and Recompensa. Total drilling was reportedly 7,422m of NQ core in 33 holes. Underground drift development was carried out on Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, Recompensa, and San Gregorio.

Drilling and underground development continued throughout 2008, with the completion of 80m of drifting at San Gregorio and 55m at El Rosario. MMR also conducted development along the Argentina vein, ramping down from the 1 level to the 2 level, and driving along the vein for approximately 200m westward to the Victoria fault (western limit of mineralization). Drilling in 2008 totalled 3,586.9m of NQ and A core in 35 holes.

Drift, sub-level, and raise development was carried out at San Gregorio, El Rosario, and Don Benito in 2009. Diamond drilling was conducted from surface and underground at Don Benito, Hormiguera, San Gregorio, and Recompensa. Forty-eight NQ and A core diamond holes totalling 3,825.9m were drilled.

For 2010, GPR drilled 8,992.1m from surface to test the extent of the known veins at Recompensa, Cantarranas, La Prieta, Madre, San Gregorio, and El Rosario.

The surface drill program for 2011 (1,759m) started late in the year and ended in mid-2012 (5,499.4m) . The drilling was focused on expanding the El Rosario mineral resource to the west, filling in the various Durangueno Mine area veins (Higueras, Oxi, Oxidada, San Gregorio, and San Pablo), as well as some drilling at Recompensa and Argentina. No surface drilling took place in 2013 or 2014.

May 2014	Page 9-1

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The underground drilling from 2006 to 2014 has always focused on short term production-oriented issues in all of the mining areas at Topia. Typically these include interpretation of fault offsets, gaining a better understanding of multiple splays from the primary veins, and a better understanding of grade / width of veins before exploitation.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

10.0	DRILLING

As previously stated in Section 9 of this report, GPR has been diamond drilling more or less continuously at Topia since 2004. Table 10-1 summarizes the drilling completed up to the close of the database on November 30, 2014. Drill-hole target areas are shown in Figure 10-1.

Table 10- 1:	Diamond Drilling - Great Panther Silver Limited - Topia Mine

Year	# Surface Holes	Metres	# Underground Holes	Metres
2004	30	7,437.30	0	0
2005	0	0	0	0
2006	4	649	10	637.3
2007	34	7,887.1	6	406.5
2008	7	2,234.5	28	1,352.4
2009	23	2,680.5	25	1,145.4
2010	58	8,992.1	51	2,420.4
2011	10	1,759.0	59	2,767.0
2012	40	5,499.4	66	2,565.0
2013	0	0	43	2,162.0
2014	0	0	36	1,930.0
Totals	206	37,138.9	324	13,224.0

Drill programs were planned and supervised by personnel employed by GPR, its subsidiaries and/or contractors. The surface drilling programs conducted from 2004 to 2009 were carried out under contract by BDW Drilling of Guadalajara, Mexico. The 2010 surface drilling was carried out by HD Drilling of San Luis de Potosi, Mexico. The 2011/12 program was carried out by Major Drilling of Hermosillo, Sonora. Underground drill programs were carried out by Topia mine drillers. Core logging and collar surveys were carried out by GPR personnel, as well. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35cm dia.) and reduced to NQ. Underground drill holes are “A” core size, drilled with a portable diesel powered hydraulic drilling rig call a “Sandy”. In each of 2013 and 2014, one underground HQ drainage hole was completed at the Argentina Mine by Servicios Drilling of Mexico. In 2013 and 2014 no surface drilling was completed at Topia Mine. In 2014 underground drilling totalled 1,930m in 36 holes.

Drill-hole locations and collar orientations were established by the project geologists and surveyors. Down-hole surveys were initially conducted using a Tropari instrument but more recently, a Flexit has been used. The present standard is for down-hole surveys to be taken every 50 m. It should be noted that for some of the earlier holes (2004), the spacing between surveys was significantly broader, and in some cases, only the collar and toe of the holes were surveyed.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The protocol for core handling and logging is as follows:

•	Core is delivered to the core shack daily.

•	Core boxes are laid out, labelled with from and to distances, and footage measurements are checked and converted to metres.

•	Geotechnical logging of RQD and recovery is carried out.

•	Core is logged for lithology and marked for sampling.

•	Samples are split using a rock saw and the remaining core is stored for future reference.

Logs, sample intervals, and surveys were entered into a Microsoft SQL database using a proprietal logger. The database is managed and validated by GPR exploration staff at the Rayas office in Guanajuato, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to GPR employees or contractors. The core shack and sampling facility are considered to be adequately equipped and reasonably secure. Core recovery in those sections reviewed by the author appeared to be good, and the sampling looked to have been done correctly.

A drill-hole location plan map current as at the end of November 2014 is presented as Figure 10-1.

Sections showing the steep southerly dip of the various veins are referenced on Figure 10-1 and shown as Figures 10-2 to 10-6. Figure 10-2 shows underground development, surface and underground drilling on the Argentina vein (in production in the Argentina Mine). Figure 10-3 shows underground development, surface and underground drilling on the El Rosario vein (in production in the El Rosario Mine). Figure 10-4 shows the underground development, surface and underground drilling, on conjugate veins of Las Higueras, Oxi, Oxidada, San Gregorio, and San Pablo all being exploited in the Durangueno Mine. Figure 10-5 shows underground development, surface and underground drilling at La Prieta vein (in production in the La Prieta Mine). Figure 10-6 shows underground development, surface and underground drilling along the Recompensa and Oliva veins (both in production at the Recompensa Mine).

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Lastly, Figure 10-7 shows underground development and underground drilling along the La Dura South, Intermediate, and North veins (all in production at the 1522 Mine).

Figure 10-1:	Topia Mine Drill Hole Location Plan Map

LEGEND
Roads
Faults
Drilled holes
Major veins
Active work area (Nov 2014)
ARGENTINA
SANTA CRUZ
CANTARRANAS
SAN MIGUEL
Argentina
Hormiguera
San Miguel
Topia mill site
Topia townsite
MADRE
El Ochento
ANIMAS
OLIVA
Oliva
CANTARRANAS
HIPOLITO
DON BENITO
MADRE
LA DURA
Mina1522
ANIMAS
OLIVA
RECOMPENSA
Recompensa
San Gregorio
LAS HIGUERAS
Durangueño
El Rosario Nuevo
SAN GREGORIO
EL ROSARIO
AUSTRALIA
Quebrada
0
500
metres
LA PRIETA
EL DESIERTO
La Prieta
GREAT PANTHER SILVER LTD.
TOPIA MINE
Drill Hole Locations
Date Nov 2014
Scale as shown
Figure 10.1

May 2014	Page 10-3

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-2:	Cross Section of the Argentina vein, Argentina Mine

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-3:	Cross Section of the El Rosario vein, El Rosario Mine

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-4:	Cross Section of the Las Higueras, Oxi, Oxidada, San Gregorio, and San Pablo veins, Durangueno Mine

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-5:	Cross Section of the La Prieta vein, La Prieta Mine

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-6:	Cross Section of the Recompensa and Oliva veins, Recompensa Mine

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-7:	Cross Section of the La Dura South, Intermediate, and La Dura North veins, 1522 Mine

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sample Preparation

Sampling comprises both diamond drill and channel samples. Of these, the channels are most important for estimation of Mineral Resources due primarily to the total volume of samples and their spacing. The drill samples are too broadly spaced to provide reliable grade estimates for the veins. They are, however, very important in locating and projecting the veins, particularly in faulted areas. Drill-holes provide a reliable indication of the vein locations, but drifting and raising on vein is required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was conducted either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths is that they are to be no longer than two metres, however, it should be noted that there were several samples in the database that were longer than that limit. It was also noted that there were a number of samples with recorded widths down to a centimetre. The sampling protocols should also include a minimum width constraint that reasonably reflects the minimum mining width. Sample spacing is in the order of 1.5 to 2.5 metres in the more densely sampled areas.

The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at the Topia Mine laboratory. Samples were dried, crushed in two stages, riffle split, and pulverized. A sample was taken from the pulp and weighed, while the rest was kept in storage. Samples were analyzed for gold and silver by atomic absorption (AA) with over-limits (10g/t Au and 300g/t Ag) by fire assay (FA) and gravimetric finish, or for base metals (lead, zinc, iron, and, where necessary, copper) by AA.

Diamond drill core samples were marked by geologists on the core. Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10 cm and a maximum of two metres. Mineralized structures and the material adjacent to them were always sampled. For sets of veins with less than five metres separation, the material between veins was sampled entirely. Samples were taken using a diamond saw to split the core. The samples were prepared at Topia laboratory.

The sawn split core samples were dried, crushed in two stages, riffle split, and puck pulverized. QA/QC samples were inserted in the sample stream, consisting of one blank sample of unmineralized rhyolite, one pulp duplicate, and two certified standard material (CRM) samples of different grades. The rhyolite blanks were inserted following a vein sample. All the samples were then shipped to the independent SGS-GTO laboratory at the Company’s Guanajuato Mine for analysis.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

At the SGS-GTO lab samples were analysed for gold and silver by FA with AA finish, with higher grade silver samples rerun using gravimetric finish. Base metals were assayed using AA.

Specific gravity data was collected by analyzing dried core samples, with a minimum weight of 500g, selected by a geologist. A set of three samples were measured: one from the vein, one from hanging wall, and one from footwall. GPR personnel took density measurements of the core specimens using a water immersion method. The density was derived from the ratio of the weight of the sample in air and the difference between the weights in air and submerged in water. Measurements were repeated for samples with calculated values outside expected ranges.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical Peñoles (former operator) development channel sampling. All three data-sets were variably (Peñoles data in certain mines minimal) used in the modeling of the various veins and vein splays.

It is the author’s opinion that the sampling at Topia is being conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples are properly located and oriented and are representative of the mineralization.

11.2	Analyses

Assaying of the channel samples is carried out in the mine lab, which is operated by MMR. The lab is equipped to perform fire and wet assays for a variety of sample types and elements. Samples were crushed and pulverized to 98% passing 200 mesh. A nominal 25g to 30g sub-sample was digested in aqua regia and assayed by atomic absorption spectroscopy (AA) for lead, zinc, and iron. Gold and silver are assayed with fire assay and an AA finish, while over-limits (300g/t silver and 10g/t gold) are re-assayed with a gravimetric finish. Mine underground sample assays are monitored by sending about 25 pulps per month to SGS-GTO for re-assay, comparison, commenting, charting and review of the coefficient of correlation between the two laboratories. In January 2013, Dr. Wesley Johnson, independent laboratory specialist reviewed the Topia Mine facility, and any issues pertaining to performance, procedures, and the data-set were duly commented upon.

Samples for diamond drill programs up to 2006 were assayed at BSI Inspectorate of Mexico (BSI). This was subsequently changed to ALS Chemex in North Vancouver, BC, and then again, in 2007, to GPR’s lab in Guanajuato (operated independently by SGS (SGS-GTO)). The core is assayed for gold, silver, copper, lead, zinc, arsenic and antimony. At the SGS-GTO lab, samples were crushed and pulverized to 98% passing 200 mesh. A nominal 25g to 30g sub-sample was digested in aqua regia and assayed by AA for copper, lead, zinc, arsenic, and antimony. Gold and silver are assayed with fire assay and an AA finish, while over-limits (300g/t silver and 10g/t gold) are re-assayed with a gravimetric finish.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The SGS-GTO lab has a Laboratory Information Management System (LIMS) in place which tracks the sample results and provides the means to merge the assays with the geological database (Microsoft SQL).

11.3	SECURITY

All phases of the sampling, transport and assaying are carried out by authorized GPR personnel or contractors. The Topia lab and core handling facility are enclosed within the mill compound, which is constantly supervised and reasonably secure. The sample preparation, analysis, and security procedures at Topia are adequate and consistent with common industry standards.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

12.0	DATA VERIFICATION

12.1	Database Validation

Underground sample data were provided as a set of mine-specific excel files, whilst drill-hole data were used from Microsoft SQL Server© backup file from GPR's Rayas Exploration office server. These data were interrogated for various common issues such as:

•	channel samples with coordinates beyond project limits

•	channel sample widths < 1cm

•	Improbable high and low extremes in assay and width values

•	suspect down-hole survey records

•	suspect drill-hole collar coordinates

•	mis-matches between recorded end of hole depths and interval data depths (assay, geology etc.).

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modeling.

In the author’s opinion, the database is reasonably free of high-impact or systematic errors and appropriate for use in estimation of Mineral Resources.

12.2	Assay QA/QC

Assay QA/QC is routinely monitored by GPR personnel. The laboratory also conducts its own QA/QC, and routine yearly audits have been carried out by an independent auditor.

GPR QA/QC monitoring includes insertion of duplicates, standards and blanks into the sample stream as well as monthly comparisons of Topia laboratory results with duplicate pulp results received from the SGS-GTO laboratory.

In reviewing of the monthly umpire lab pulp comparisons and associated data for 2013 and 2014 it was found that, overall, there was an acceptable correlation between the results determined by each of the two laboratories. However, there was a slight but consistent bias toward higher gold values reported from the SGS lab, while the opposite was true for silver values above approximately 1500ppm. Lead and zinc generally showed less biased correlations, except for the cases where zinc was greater than approximately 10% which resulted in higher values reported from the SGS lab than those from the Topia lab. Additionally, lead and zinc showed a higher degree of scatter than the gold and silver results.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

An independent audit of the Topia lab was carried out by Dr. Wesley Johnson of Quality Analysis Consultants in January 2013. The audit covered the pulp comparisons discussed above as well as field duplicate results and reference material (standard) analyses results. Dr. Johnson concluded that the pulp comparisons generally showed no cause for concern, nor did the reference sample results. The field duplicate data however appeared to show an unexpectedly close correlation which requires follow-up action.

In the author’s opinion, the QA/QC program employed by GPR is appropriate and is in line with industry standards.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Ores from the many mines in the Topia area are processed at the MMR facility located on the north side of town. Peñoles began operating the plant in 1952, and processed a total of 1.38 million tonnes, including some 64,000 tonnes of purchased ore, until they closed the mine in 1989. GPR re-furbished the plant during the second half of 2005 and re-commissioned it in December 2005. GPR, through MMR, have operated the Topia plant continuously since December 2005. The mill employs conventional crushing, grinding and flotation to produce lead and zinc sulphide concentrates. During 2014, the processing plant was being operated with a capacity of 275tpd (210 tonnes per calendar day). Ore is supplied to the plant from MMR mines plus other mines in the district for custom milling. The operation runs seven days a week, 24 hours per day, with Sunday day-shift reserved for maintenance.

The average head grade processed by the mill from all of 2014 was 343g/t Ag, 0.45g/t Au, 1.82% Pb, and 2.69% Zn from 67,387 tonnes of mill feed (76,445 tonnes including toll milling). The grade of lead concentrate was 8.97kg/t Ag, and 52.3% Pb while the grade of zinc concentrate was 0.58kg/t Ag and 52.1% Zn. Overall metal recoveries in 2014, determined from the metallurgical balance, were 89.9% for silver, 56.4% for gold, 94.0% for lead, and 92.3% for zinc in the two concentrates.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.0	MINERAL RESOURCE ESTIMATES

An updated estimate of Mineral Resources has been completed for the Topia Project with an effective date of 30 November 2014. The terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the Mineral Resource Estimates detailed in this report.

The resources were estimated from 7 area-specific block models. A set of 40 wireframes representing the mineralised zones (veins) served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) gold, silver, lead and zinc grade interpolations. Each block residing at least partly within one of 40 wireframes received a grade estimate. Table 14-1 provides a summary tabulation of the estimates.

Table 14-1:	Mineral Resources – Topia Mine

Classification	Tonnes	Ag g/t	Au g/t	Pb %	Zn %
Total Measured	180,400	606	1.44	4.26	4.52
Total Indicated	166,000	644	1.17	4.75	3.82
Total Measured & Indicated	346,200	624	1.31	4.50	4.19
Total Inferred	357,400	592	1.31	3.44	3.96

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of US$180/t.
3. Area-Specific Bulk Densities as follows: Argentina - 3.06t/m 3; Don Benito - 3.26t/m 3; Durangueno - 3.12t/m 3; El Rosario - 3.00t/m 3; Hormiguera - 2.56t/m 3; La Prieta - 2.85t/m 3; Recompensa - 3.30t/m 3.
4. NSR cut-offs in US$ include 1522 Mine $167/t, Argentina Mine $197/t, Durangueno Mine $153/t, Recompensa Mine $196/t, Hormiguera Mine $189/t, El Rosario Mine $173/t, and La Prieta $204/t.
5. Totals may not agree due to rounding.
6. A minimum mining width of 0.30 metres was used.
7. Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.1	Previous Estimates

In 2006, Wardrop Engineering Inc. (Wardrop) completed a Mineral Resource Estimate for the Topia Property on the Animas, Dura, Madre, and Argentina veins. Total Measured and Indicated Mineral Resources were 165,000t at 480g/t Ag, 0.867g/t Au, 4.87% Pb, and 4.5% Zn. Interpolation was completed via Ordinary Kriging (OK) and the estimate was reported at a minimum Gross Metal Value (GMV) cut-off of $60/t. The GMV included a 33% dilution factor and utilised metal prices and recoveries that were relevant to 2007 (Wardrop, 2007).

An updated estimate was generated in 2009 by Wardrop for the Argentina veins only. The estimate included Measured and Indicated Mineral Resources of 117,000t at 651g/t Ag, 0.71g/t Au, 6.37% Pb, and 4.64% Zn, and Inferred Mineral Resources of 152,000t at 690g/t Ag, 0.97g/t Au, 5.36% Pb, and 3.67% Zn (Wardrop, 2009). The estimate was carried out using OK, with resources reported above a NSR cut-off of US$75/t. The estimate incorporated a provision for 33% dilution, plus typical plant performance, and concentrate transport, smelting, and refining costs relevant to 2009. The Mineral Resources for the veins outside Argentina were considered to have remained unchanged since 2007 and so were not updated as part of the estimate.

In 2010, RPA prepared a Mineral Resource Estimate which included several more veins than had been considered in previous estimates. A series of vein-specific 2D block models were generated, and accumulated metal (grade x width) was interpolated to the models via Inverse Distance Cubed (ID3). Block grades were then determined by dividing the accumulated metal by the interpolated width. The estimate was reported above a NSR cut-off of US$130/t, derived from updated costs, metallurgical recoveries, and metal prices. The dilution allowance used was 50% (increased from previous years' estimates), and a minimum vein width of 0.30m was applied. Metal prices used for the 2011 estimate were US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn (RPA, 2011).

A Mineral Resource Estimate with an effective date of June 30, 2012 was prepared by RPA. A series of vein-specific 2D block models was generated, and accumulated metal (grade x width) was interpolated to the models via Inverse Distance Cubed (ID3). Block grades were then determined by dividing the accumulated metal by the interpolated width. The estimate was reported above a NSR cut-off of US$170/t, derived from updated costs, metallurgical recoveries, and metal prices. The dilution allowance used was 50% (increased from previous years' estimates), and a minimum vein width of 0.30m was applied. Metal prices used for the 2012 estimate were US$1,680/oz Au, US$28.00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn (RPA, 2011). The Measured and Indicated Mineral Resources were estimated to contain 156,000 tonnes grading 806g/t Ag, 1.47g/t Au, 6.48% Pb, and 4.29% Zn plus Inferred Mineral Resources estimated to contain 273,000 tonnes grading 837 g/t Ag, 0.8 g/t Au, 5.7% Pb, and 3.9% Zn.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Lastly, in 2014, Brown and Sprigg (2014) completed a Mineral Resource Estimate at the Topia Mine with an effective date of November 30, 2013. This estimate is summarized in Table 14-2 and compared to the current estimate (Table 14-1) in Table 14-3. For Measured plus Indicated, there is a 75% increase in tonnes, a 29% increase in contained silver, 34% increase in contained gold, 28% increase in contained lead and 52% increase in contained zinc as compared with the previous year's estimate. For Inferred, increases of 71% in tonnes, 29% in contained silver, 9% in contained lead, and 49% in contained zinc, as well as an increase of 33% in contained gold were reported. These increases in contained metal reflect increases in tonnes for 2014, which more than make up for lower overall grades.

Table 14-2:	Previous Mineral Resource Estimate, Brown & Sprigg 2013 – Topia Mine

Class	Tonnage	Ag	Au	Pb	Zn
	(kt)	(g/t)	(g/t)	(%)	(%)
Measured	71.0	911	1.7	6.91	5.42
Indicated	127.0	807	1.72	5.75	4.48
M&I	198.0	844	1.71	6.16	4.82
Inferred	209.5	863	1.68	5.37	4.54

Notes:

1.	CIM Definitions were followed for Mineral Resources.

2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t

3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.

4.	A minimum mining width of 0.30 metres was used.

5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.

6.	Totals may not agree due to rounding.

Table 14- 3:	Changes from Previous (2013) Estimate – Topia Mine

Category	Tonnes	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
		g/t	g/t	%	%	oz	oz	lb	lb
Measured	154%	-33%	-16%	-38%	-17%	69%	115%	57%	112%
Indicated	31%	-20%	-32%	-17%	-15%	4%	-11%	8%	11%
Measured + Indicated	75%	-26%	-23%	-27%	-13%	29%	34%	28%	52%
Inferred	71%	-31%	-22%	-36%	-13%	17%	33%	9%	49%

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.2	Database

Underground sample data were provided as a set of mine-specific excel files, whilst drill-hole data were in the form of a Microsoft SQL database. These data were subsequently compiled and validated and accessed directly from the MicroMine mining package which was used for block modelling and Mineral Resource reporting.

The validated SQL database (see Section 12.2 Database Validation for details) consisted of 535 drill holes and 28,107 underground channel samples. This dataset contained data current up to and including 30 November 2014.

Most holes in the dataset are angled towards the northwest at moderate to steep angles. Holes range in length from 3m to 422.5m. Underground samples with average width of 0.31m are comprised of individual samples with corresponding midpoint co-ordinates.

Drilling is spread out over an approximate area of 6,500m (north-south) by 4,000m (east-west). Average drill sample length is 0.49m.

14.3	Assays

The validated assay database contains 6,821 sample intervals from drill holes and 28,107 intervals from underground development and mining. During the validation process, a total of 101 Ag, 1338 Au, 394 Pb and 1,382 Zn underground sample results were found to either be missing or improperly recorded as non-numeric characters or negative numbers. These results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit.

A total of 269 drill intervals and 18,530 underground samples were contained at a proportion of >50% within the wireframes constructed for the veins. Table 14-4 contains summary statistics for vein-coded underground samples only, as there were too few such drill samples to allow for the calculation of meaningful statistics.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14- 4:	Assay Statistics – Topia Mine

				Ag
Area	Vein	Code	Statistic	(g/t)	Au (g/t)	Pb %	Zn %
Hormiguera	San Jorge	101	No. Samples	1125	1125	1125	1125
		101	Min	2.64	0.005	0.005	0.005
		101	Max	10750	9.89	55.64	44.92
		101	Mean	1647	1	4.01	7.47
		101	CV	0.97	0.78	1.25	0.93
	SJSM Int	102	No. Samples	294	294	294	294
		102	Min	0.1	0.005	0.005	0.005
		102	Max	12174	6.44	46.74	36.68
		102	Mean	1401	1.05	2.98	5.39
		102	CV	1.15	0.8	1.67	1.07
	Cantarranas W	103	No. Samples	408	408	408	408
		103	Min	18	0.02	0.005	0.005
		103	Max	10074	210	17.92	31.68
		103	Mean	1259	1.29	2.01	3.4
		103	CV	1.14	8	1.11	1
	Cantarranas W
	Splay	105	No. Samples	23	23	23	23
		105	Min	182	0.06	0.22	0.27
		105	Max	7711	2.06	7.56	8.26
		105	Mean	1701	0.71	2.39	2.68
		105	CV	0.94	0.6	0.84	0.77
	San Miguel	106	No. Samples	282	282	282	282
		106	Min	7	0.005	0.005	0.005
		106	Max	49000	5.98	45.12	54.28
		106	Mean	2982	0.87	8.29	13.99
		106	CV	1.21	0.97	0.89	0.86
	Cantarranas W
	Offset	107	No. Samples	145	145	145	145
		107	Min	6	0.01	0.01	0.01
		107	Max	4523	1.7	12.04	453
		107	Mean	494	0.2	1.9	5.84
		107	CV	1.39	1.2	1.26	6.41
Argentina	Argentina Central	201	No. Samples	375	354	356	374
		201	Min	22	0.005	0.005	0.005
		201	Max	20240	10	44.68	39.84
		201	Mean	10.86	0.53	6.39	3.88
		201	CV	1.8	1.36	1.29	1.52
	Argentina East	202	No. Samples	837	837	837	837

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

	202	Min	0.1	0.005	0.01	0.01
	202	Max	9338	15	51.12	54.4
	202	Mean	641	0.97	8.11	87.2
	202	CV	1.45	1.26	1.15	1.16
Santa Cruz	204	No. Samples	358	241	350	358
	204	Min	5	0.005	0.01	0.01
	204	Max	8377	10	43	35.6
	204	Mean	719	0.76	5.15	3.04
	204	CV	1.71	1.31	1.47	1.71
Argentina West	205	No. Samples	1685	1661	1676	1685
	205	Min	0.1	0.005	0.01	0.01
	205	Max	29746	10.36	662	87
	205	Mean	1511	0.52	8.63	3.34
	205	CV	1.58	1.25	2.31	1.38
La Dura North	301	No. Samples	1781	1781	1781	1781
	301	Min	0.1	0.005	0.01	0.01
	301	Max	7882	214	688	1636
	301	Mean	507	2.09	8.07	8.08
	301	CV	1.22	2.59	2.3	4.87
La Dura South	302	No. Samples	927	927	927	927
	302	Min	0.1	0.005	0.01	0.01
	302	Max	5182	14.64	57.66	900
	302	Mean	494	2.38	7.2	8.4
	302	CV	1.16	0.9	1.2	3.61
La Dura West	303	No. Samples	687	687	687	687
	303	Min	0.1	0.005	0.01	0.01
	303	Max	3555	55.36	38.24	37.22
	303	Mean	332	4.99	4.09	5.68
	303	CV	1.19	0.88	1.31	1.19
La Dura Int	305	No. Samples	401	401	401	401
	305	Min	20	0.005	0.01	0.01
	305	Max	9013	16.34	62.96	38.88
	305	Mean	714.34	2.39	12.05	8.88
	305	CV	1.03	0.79	1.02	0.91
La Dura SN	306	No. Samples	214	214	214	214
	306	Min	0.1	0.005	0.01	0.01
	306	Max	18915	12.72	3354	39.88
	306	Mean	863	2.45	26.43	7.58
	306	CV	1.79	0.75	8.64	0.97

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

	La Dura SS	307	No. Samples	103	103	103	103
		307	Min	8	0.15	0.005	0.005
		307	Max	1743	17.26	15.96	31.16
		307	Mean	276	5.1	2.66	4.3
		307	CV	0.89	0.64	1.06	1.21
	El Rosario	401	No. Samples	1214	1214	1214	1214
		401	Min	0.1	0.005	0.01	0.01
		401	Max	13040	3.42	30.58	38.56
		401	Mean	860.28	0.26	4.02	4.71
		401	CV	1.09	1.25	1.14	1.01
Durangueno	San Gregorio	501	No. Samples	1766	1766	1766	1766
		501	Min	0.1	0.005	0.005	0.005
		501	Max	12026	4.96	40.88	57.3
		501	Mean	1096	0.45	4.14	9.89
		501	CV	1.15	0.91	1.28	0.85
	Oxi	502	No. Samples	153	153	153	153
		502	Min	0.26	0.005	0.06	0.005
		502	Max	10428	1.56	40.9	42.36
		502	Mean	1739	0.24	7.81	16.51
		502	CV	1.01	1.21	1.14	0.56
	Oxidada	503	No. Samples	219	219	219	219
		503	Min	10	0.005	0.005	0.21
		503	Max	4918	1.6	52.86	41.22
		503	Mean	768	0.54	3.02	13.38
		503	CV	1.07	0.58	1.86	0.67
	La Higuera	507	No. Samples	585	585	585	585
		507	Min	6	0.005	0.005	0.005
		507	Max	10937	6	48.92	44
		507	Mean	544	0.39	2.37	7.78
		507	CV	1.85	1.48	2.16	1.14
	San Pablo	508	No. Samples	110	110	110	110
		508	Min	14	0.005	0.005	0.01
		508	Max	5940	1.6	16.16	32.04
		508	Mean	717	0.23	1.7	8.6
		508	CV	1.45	1.07	1.31	0.74
	SG North Loop	509	No. Samples	44	44	44	44
		509	Min	50	0.02	0.2	3.52
		509	Max	4900	0.9	7.1	26.12
		509	Mean	697	0.21	2.41	15.35

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

		509	CV	1.15	0.78	0.77	0.4
	LH North Loop	510	No. Samples	98	98	98	98
		510	Min	40	0.005	0.01	0.01
		510	Max	5431	2.34	33.5	22.7
		510	Mean	441	0.51	1.59	4.12
		510	CV	2.07	0.93	2.83	1.29
	Link	511	No. Samples	20	20	20	20
		511	Min	34	0.04	0.01	0.24
		511	Max	5720	0.48	25.44	33.46
		511	Mean	1411	0.25	6.07	14.45
		511	CV	1.06	0.47	1.14	0.69
La Prieta	La Prieta	601	No. Samples	214	214	214	214
		601	Min	1.82	0.02	0.01	0.01
		601	Max	9801	34.1	25.4	54.6
		601	Mean	1324	5.6	4.83	8.42
		601	CV	1.16	0.96	1.05	1.04
	La Prieta 2	602	No. Samples	201	201	201	201
		602	Min	14	0.005	0.01	0.01
		602	Max	7011	33.09	34.56	34.46
		602	Mean	646	5.58	5.74	9.17
		602	CV	1.53	0.87	0.97	0.9
	La Prieta 3	603	No. Samples	58	58	58	58
		603	Min	28	0.15	0.1	0.14
		603	Max	3885	14.14	20.06	34.98
		603	Mean	764	3.47	4.9	8.47
		603	CV	1.1	0.83	0.88	1.01
	La Prieta 4	604	No. Samples	10	0.33	0.01	0.01
		604	Min	10	0.33	0.01	0.01
		604	Max	6583	21.98	13.84	31.26
		604	Mean	1201	5.25	2.19	4.8
		604	CV	1.062	0.69	1.13	1.24
	La Prieta 5	605	No. Samples	76	76	76	76
		605	Min	24	0.1	0.08	0.01
		605	Max	3697	13.24	13.76	32.3
		605	Mean	406	2.53	3.18	4.86
		605	CV	1.63	0.95	1.14	1.38
	La Prieta 6	606	No. Samples	43	43	43	43
		606	Min	7	0.29	0.1	0.01
		606	Max	2800	9.22	9.54	22.44

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

	606	Mean	613	2.45	2.58	3.24
	606	CV	1.08	0.89	0.96	1.31
La Prieta 8	608	No. Samples	50	50	50	50
	608	Min	11.92	0.12	0.01	0.01
	608	Max	2839	11.68	12.04	21.16
	608	Mean	664	2.65	2.07	3.76
	608	CV	1.14	1.06	1.37	1.35
La Prieta 9	609	No. Samples	57	57	57	57
	609	Min	12	0.35	0.13	0.01
	609	Max	7957	90.15	24.74	31.66
	609	Mean	1458	6.37	5.19	7.1
	609	CV	1.12	1.86	1.02	1.07
Recompensa	702	No. Samples	857	857	856	857
	702	Min	0.1	0.5	0.01	0.01
	702	Max	4631	199.72	33.9	30.54
	702	Mean	362	12.62	4.8	6.5
	702	CV	1.49	0.91	1.11	1.04
Recompensa HW	703	No. Samples	293	293	293	293
	703	Min	16	0.005	0.01	0.01
	703	Max	30100	42.2	80.6	36.3
	703	Mean	1431	11.61	7.26	10.2
	703	CV	1.88	0.72	1.09	0.8
Oliva	704	No. Samples	1055	1054	1055	1055
	704	Min	0.1	0.005	0.01	0.01
	704	Max	9983	1798	47	48.8
	704	Mean	424	6.04	3.35	4.92
	704	CV	1.8	9.1	1.2	1.07
Recompensa Link	705	No. Samples	52	52	52	52
	705	Min	1.98	0.1	0.12	0.01
	705	Max	1920	70	13.84	22.08
	705	Mean	295	8.2	4.35	4.89
	705	CV	1.19	1.28	0.92	0.99

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.4	Core Recovery and RQD

Core Recovery characteristics were analysed for all drill core samples obtained from within each of the 40 mineralized zones. See Table 14-5 below.

Table 14- 5:	Recovery and RQD by Area – Topia Mine

Area	No. of	Avg. RQD	Avg. Rec.	% Rec. Measurements
	Measurements	%	%	<85%
Hormiguera	18	72%	99%	6%
Argentina	35	34%	82%	21%
Don Benito	97	60%	99%	4%
El Rosario	64	60%	98%	0%
Durangueno	69	60%	100%	0%
La Prieta	31	58%	99%	0%
Recompensa	41	35%	98%	6%

A total of 13,826 diamond core Recovery and RQD measurements were returned from the drill-hole database. Of these, only 355 were found to be contained either partially or fully within the mineralized zones and as such only these have been presented in the table above. Both average Recovery and RQD were found overall to be excellent, with only Argentina showing an average recovery of less than 95% (at 82%) and average RQD of 34%. Recompensa, whilst having an average recovery of 98%, had an average RQD of 35%.

In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the Mineral Resource Estimates.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.5	Density

Specific gravity (SG) determinations for Topia drill core are carried out using the water submersion method. Samples with a minimum weight of 500g are selected and then air dried. These are subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded also. The raw information is entered into an excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended in Water)

The number of SG determinations totalled 439 of which 403 were found to be within the ascribed limits of one of the 7 mineralized areas. These SG determinations were separated into one of the corresponding 7 mineralized areas and an average SG was calculated for each of these areas. See Table 14-6 below for average SGs used for resource estimation:

Table 14- 6:	Average SG Area – Topia Mine

Area	Code	Count	Average SG
			(t/m3)
Hormiguera	100	38	2.56
Argentina	200	33	3.06
Don Benito	300	142	3.26
El Rosario	400	28	3.00
Durangueno	500	72	3.12
La Prieta	600	42	2.85
Recompensa	700	64	3.30

It is the authors’ opinion that the SG determination method used is industry-standard and the results are appropriate for use in resource estimation.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.6	Mineralization Domains

A total of 40 wireframes representing each of the veins contained within the 7 areas were generated for use in resource modeling. Leapfrog© software was used for this purpose, as it enabled the successful generation of extremely thin veins (minimum width of 30cm) without the issue of intra-vein-wall triangulation intersection commonly encountered when attempting to model the veins via the conventional 'sectional strings' method.

Each wireframe was assigned a unique numeric code that was used to tag the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 40 wireframes received a corresponding code. Details on area and vein names, coding and vein orientation are presented in Table 14-7.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-7:	Zone Coding and Vein Orientation –Topia Mine

Area	Vein	Code	Dip (Deg)	Dip Direction (Deg)

Hormiguera	San Jorge	101	-77	148
	SJSM Int	102	-80	148
	Cantarranas	103	-80	145
	Cantarranas East	104	-84	152
	Cantarranas West Splay	105	-87	147
	San Miguel	106	-77	152
	Cantarranas West Offset	107	-83	142
Argentina	Argentina Central	201	-58	168
	Argentina East	202	-77	161
	Santa Cruz	204	-82	172
	Argentina West	205	-66	153
Don Benito	Don Benito North	301	-76	138
	Don Benito South	302	-77	142
	Don Benito West	303	-62	142
	Don Benito Intermediate	305	-78	144
	La Dura SN (<4530mN)	306	-90	322
	La Dura SN (>4530mN)	306	-79	99
	La Dura West Splay South	307	-69	136
El Rosario	El Rosario	401	-82	127
	El Rosario FW	402	-84	124
	El Rosario HW	403	-88	123
Durangueno	San Gregorio	501	-89	326
	Oxi	502	-84	150
	Oxidada	503	-80	154
	La Higuera (<6516mN)	507	-77	351
	La Higuera (>6516mN)	507	-88	301
	San Pablo	508	-90	355
	SG North Loop	509	-86	326
	LH North Loop	510	-87	341
	Link	511	-89	303
La Prieta	La Prieta	601	-80	146
	La Prieta 2	602	-80	131
	La Prieta 3	603	-74	116
	La Prieta 4	604	-79	116
	La Prieta 5	605	-84	123
	La Prieta 6	606	-70	92
	La Prieta 8	608	-78	121
	La Prieta 9	609	-80	114
Recompensa	Recompensa	702	-80	147
	Recompensa HW	703	-86	136
	Oliva	704	-63	140
	Recompensa Link	705	-89	138

14.7	Underground Workings

Mine-specific sets of 3D underground workings are maintained by GPR personnel who collect and manage all survey data for the active mining areas. 3D underground workings current to 30 November 2014 were used for the purpose of cutting total mined solids from each of the 3D veins. These total mined solids were then used to code the model to allow for exclusion of mined material during final Mineral Resource inventory reporting.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Additionally, 3D underground workings for active mining areas were used to generate a set of 'reconciliation' solids for the period 30 November 2013 to 30 November 2014, which were then coded to the model. Subsequently, an iterative process of production figures vs. model reconciliation and grade cap / dilution factor adjustment was undertaken. More details on this process are given below in Section 14.8 - Assay Capping and Section 14.11 - Model Validation.

14.8	Assay Capping

As standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to compositing with the aim of reducing the influence of statistically anomalous data on resource estimations.

For the Topia Project, a process of iterative cap application, model interpolation and reconciliation of resultant model with production records was used to determine the most appropriate area-specific grade caps. This process was repeated with various caps until an acceptable correlation between model and production grades were achieved (taking into account the provision for zero-grade dilution in order to reconcile tonnes).

Table 14-8 below shows vein-specific grade caps applied.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14- 8:	Underground and Drill Assay Capping– Topia Mine

				Au g/t Top	Ag g/t Top
Area	Zone	Code	No.			Pb% Top Cut	Zn% Top Cut
				Cut	Cut
Hormiguera	San Jorge	101	1,134	2	1,800	9.3	9.7
	SJSM Int	102	295	2	1,800	9.3	9.7
	Cantarranas	103	1,576	2	1,800	9.3	9.7
	Cantarranas East	104	9	2	1,800	9.3	9.7
	Cantarranas West Splay	105	22	2	1,800	9.3	9.7
	San Miguel	106	282	2	1,800	9.3	9.7
	Cantarranas West Offset	107	145	2	1,800	9.3	9.7
Argentina	Argentina Central	201	383	2	3,100	20	15
	Argentina East	202	550	2	3,100	20	15
	Santa Cruz	204	189	2	3,100	20	15
	Argentina West	205	1,729	2	3,100	20	15
Don Benito	Don Benito North	301	1,848	4.5	1,600	15	15
	Don Benito South	302	986	4.5	1,600	15	15
	Don Benito West	303	701	4.5	1,600	15	15
	Don Benito Intermediate	305	424	4.5	1,600	15	15
	La Dura Splay North	306	218	4.5	1,600	15	15
	La Dura West Splay South	307	112	4.5	1,600	15	15
El Rosario	El Rosario	401	1,264	1.7	3,600	16	16
Durangueno	San Gregorio	501	1,766	0.8	1,580	9.7	11
	Oxi	502	162	0.8	1,580	9.7	11
	Oxidada	503	224	0.8	1,580	9.7	11
	La Higuera	507	606	0.8	1,580	9.7	11
	San Pablo	508	114	0.8	1,580	9.7	11
	SG North Loop	509	46	0.8	1,580	9.7	11
	LH North Loop	510	101	0.8	1,580	9.7	11

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

				Au g/t	Ag g/t	Pb %	Zn %
Area	Zone	Code	No.	Top Cut	Top Cut	Top Cut	Top Cut
La Prieta	La Prieta	601	220	7	1,500	7.5	7.5
	La Prieta 2	602	220	7	1,500	7.5	7.5
	La Prieta 3	603	64	7	1,500	7.5	7.5
	La Prieta 4	604	113	7	1,500	7.5	7.5
	La Prieta 5	605	80	7	1,500	7.5	7.5
	La Prieta 6	606	43	7	1,500	7.5	7.5
	La Prieta 8	608	53	7	1,500	7.5	7.5
	La Prieta 9	609	57	7	1,500	7.5	7.5
Recompensa	Recompensa	702	887	15	2,500	16.7	15
	Recompensa HW	703	303	15	2,500	16.7	15
	Oliva	704	399	15	2,500	16.7	15
	Recompensa Link	705	56	15	2,500	16.7	15

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.9	Composites

Assay intervals were tagged with unique codes for each vein. Any assay contained at >50% within a vein wireframe received a code. Only samples with a code were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths. At Topia, extremely narrow vein widths mean that rarely is more than 1 sample taken across a vein and, as such, sample lengths are variable due to variability in vein width. As it is not possible to composite a single sample, compositing was not undertaken for underground samples.

All underground samples were capped, and diluted at 0 grade, to 0.3m (where sample width was less than 0.3m) prior to interpolation.

Drill-hole samples were capped and then composited to the width of the mineralized intersection. All drill-hole composites were then adjusted to the true width of the vein and diluted at 0 grade to 0.3m where adjusted composite length was less than 0.3m.

See summaries of sample statistics by sample type, zone and area provided in Table 14-9.

May 2014	Page 14-18

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14- 9	Composite Statistics – Topia Mine

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %

Hormiguera	San Jorge	101	No.	1134	1134	1134	1134
			Samples
			Min	0.176	0.0005	0.0003	0.0003
			Max	1800	2	9.3	9.7
			Mean	497	0.33	1.27	2.54
			CV	1.01	1	1.29	1.1

	SJSM Int	102	No.	295	295	295	256
			Samples
			Min	0.083	0.0005	0.0005	0.0005
			Max	1800	1.72	9.3	9.7
			Mean	354	0.26	0.88	1.49
			CV	1.17	1.04	1.6	1.4

	Cantarranas	103	No.	1576	1576	1576	1576
			Samples
			Min	0.5	0.0005	0.0005	0.0005
			Max	1800	2	9.3	9.7
			Mean	544	0.36	1.09	1.82
			CV	0.97	1	1.1	1.19

	Cantarranas East	104	No.	9	9	9	9
			Samples
			Min	9	0.021	0.008	0.0005
			Max	295	1.5	9.25	1.75
			Mean	77	0.42	1.07	0.29
			CV	1.37	1.4	2.8	1.95

	Cantarranas West Splay	105	No.	23	23	23	23
			Samples
			Min	49	0.014	0.06	0.68
			Max	1800	1	4	5.5
			Mean	589	0.27	0.92	1.31
			CV	0.86	0.89	1.05	1.15

	San Miguel	106	No.	282	282	282	282
			Samples
			Min	4.6	0.001	0.001	0.0005
			Max	1800	1.79	9.3	9.7
			Mean	630	0.19	2.03	3.4
			CV	0.83	1.14	1.07	0.95

	Cantarranas West Offset	107	No.	145	145	145	145
			Samples
			Min	0.2	0.0001	0.001	0.001
			Max	1800	0.55	8.07	9.7
			Mean	137	0.05	0.48	0.66

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

<
			CV	2.05	1.6	1.95	1.6

Argentina	Argentina Central	201	No.	383	362	364	382
			Samples
			Min	20	0.001	0.005	0.005
			Max	1600	1.5	10	10
			Mean	572	0.4	3.48	2.75
			CV	0.87	0.93	1	1.08

	Argentina East	202	No.	705	551	694	26
			Samples
			Min	0.7373	0.0333	0.03	0.06
			Max	7000	15	20	36.68
			Mean	643	0.92	7.26	6.82
			CV	1.33	1.2	0.91	1.4

	Santa Cruz	204	No .	283	191	260	2
			Samples
			Min	2	0.0833	0.0267	0.66
			Max	7000	10	20	4.69
			Mean	647	0.77	4.86	2.68
			CV	1.6	1.33	1.18	0.75

	Argentina West	205	. No	1729	1705	1156	1729
			Samples
			Min	0.05	0.0005	0.0007	0.0005
			Max	1600	1.5	20	10
			Mean	814	0.46	5.99	2.97
			CV	0.72	0.9	1.08	1.06

Don Benito	Don Benito North	301	No	2677	2677	2677	2677
			Samples
			Min	0.05	0.0008	0.0005	0.0005
			Max	1600	4.5	15	15
			Mean	345	1.25	4.6	4.68
			CV	1.05	0.92	1.04	1.02

	Don Benito South	302	No.	1155	1155	1155	1155
			Samples
			Min	0.05	0.0005	0.0005	0.0005
			Max	1600	4.5	15	15
			Mean	262	1.17	3.42	3.84
			CV	1.23	0.97	1.22	1.18

Don Benito	Don Benito West	303	No.	1058	1058	1058	1058
			Samples
			Min	0.5	0.001	0.0005	0.0005
			Max	1600	4.5	15	15
			Mean	233	2.3	2.7	3.5
			CV	1.2	0.7	1.29	1.23

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

	Don Benito Intermediate	305	No.	534	534	534	534
			Samples
			Min	0.5	0.0005	0.0005	0.0005
			Max	1600	4.5	15	15
			Mean	392	1.29	4.94	4.44
			CV	1.01	0.91	0.94	0.99

	La Dura Splay North	306	No.	242	242	242	242
			Samples
			Min	0.5	0.0005	0.0007	0.0007
			Max	1600	4.5	15	15
			Mean	265	1	2	3.19
			CV	1.32	0.98	1.14	1.2

	La Dura West Splay South	307	No.	153	153	153	153
			Samples
			Min	1.07	0.015	0.003	0.005
			Max	1493	4.5	10.556	15
			Mean	209	2.32	1.94	2.79
			CV	1.24	0.66	1.2	1.24

El Rosario	El Rosario	401	No.	1854	1854	1854	1854
			Samples
			Min	0.5	0.001	0.0005	0.0005
			Max	3600	1.7	16	16
			Mean	581	0.16	2.83	3.35
			CV	1.12	1.43	1.21	1.19

	El Rosario FW	402	No.	7	3	3	3
			Samples
			Min	2	0.03	0.066	0.0145
			Max	595.35	0.08	4.4	8.77
			Mean	187	0.06	2.31	3.83
			CV	1.26	0.37	0.77	0.96

	El Rosario HW	403	No.	7	6	6	6
			Samples
			Min	24.92	0.0025	0.11	0.299
			Max	934	3.39	6.31	14.1
			Mean	345	0.59	1.73	4.53
			CV	0.87	2.12	1.22	1.04

Durangueno	San Gregorio	501	No.	2696	2696	2696	2696
			Samples
			Min	0.5	0.0007	0.0005	0.001
			Max	1580	0.8	9.7	11
			Mean	488	0.26	2.15	4.75
			CV	1	0.87	1.2	0.84

	Oxi	502	No.	180	180	180	180
			Samples

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

			Min	0.25	0.0005	0.005	0.001
			Max	1580	0.8	9.7	11
			Mean	449	0.08	2.28	3.9
			CV	1	1.42	1.13	0.85

Durangueno	Oxidada	503	No.	272	272	272	272
			Samples
			Min	1.67	0.006	0.001	0.01
			Max	1580	0.82	11	24
			Mean	382	0.25	1.53	0.65
			CV	1.1	0.83	1.46	0.92

	La Higuera Main	507	No.	1070	1070	1070	1070
			Samples
			Min	2.33	0.005	0.001	0.0023
			Max	1580	6	9.7	11
			Mean	285	0.34	1.254	4.1
			CV	1.4	1.55	1.65	0.94

	San Pablo	508	No.	129	129	129	129
			Samples
			Min	1.4	0.005	0.002	0.004
			Max	1580	0.8	9.7	11
			Mean	249	0.1	0.77	3.05
			CV	1.5	1.1	2.1	0.97

	San Gregorio North Loop	509	No.	50	50	50	23
			Samples
			Min	8.3	0.017	0.026	0.35
			Max	1580	0.54	6.02	11
			Mean	294	0.11	1.14	5.4
			CV	1	1.04	1.07	0.63

	La Higuera North Loop	510	No.	205	205	205	205
			Samples
			Min	7	0.2	0.3	0.28
			Max	1580	0.8	9.7	11
			Mean	246	0.3	0.72	2.88
			CV	1.35	0.74	1.9	1.17

	Link	511	No.	22	22	22	22
			Samples
			Min	0.1	0.013	0.007	0.38
			Max	1580	0.48	9.7	11
			Mean	238	0.15	2.85	5.03
			CV	2.28	0.87	1.15	0.76

La Prieta	La Prieta 1	601	No.	230	230	230	230
			Samples
			Min	1.21	0.03	0.002	0.001

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

		Max	1500	7	7.5	7.5
		Mean	516	2.65	2.34	3
		CV	0.95	0.85	0.98	0.87
		No.
La Prieta 2	602		230	230	230	230
		Samples
		Min	0.5	0.0013	0.0399	0.0005
		Max	1500	7	7.5	7.5
		Mean	279	2.55	2.34	2.73
		CV	1.31	0.84	0.98	0.91

La Prieta 3	603	No.	68	68	68	68
		Samples
		Min	4.52	0.06	0.03	0.04
		Max	1500	7	7.5	7.5
		Mean	280	1.69	1.81	1.99
		CV	1.17	1.08	1.1	0.95

La Prieta 4	604	No.	113	113	113	113
		Samples
		Min	1.33	0.018	0.005	0.005
		Max	1500	7	7.5	7.5
		Mean	612	3.29	1.54	2.59
		CV	0.79	0.63	1.11	0.97

La Prieta 5	605	No.	80	80	80	80
		Samples
		Min	2	0.017	0.005	0.005
		Max	1500	5.63	7.5	7.5
		Mean	182	1	1.35	1.62
		CV	1.74	0.98	1.32	1.23

La Prieta 6	606	No.	43	43	43	43
		Samples
		Min	2.3	0.15	0.02	0.01
		Max	1500	7	7.5	7.5
		Mean	444	1.69	2.06	2.27
		CV	1.08	0.95	1.13	1.1

La Prieta 8	608	No.	53	53	53	53
		Samples
		Min	5	0.04	0.003	0.002
		Max	1500	7	7.5	7.5
		Mean	275	1.26	1.18	1.58
		CV	1.34	1.41	1.66	1.45

La Prieta 9	609	No.	57	57	57	57
		Samples
		Min	2.8	0.08	0.03	0.005
		Max	1500	7	7.5	7.5

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

			Mean	1500	2.63	2.43	2.63
			CV	0.82	0.7	0.78	0.74

Recompensa	Recompensa	702	No.	884	884	884	884
			Samples
			Min	0.05	0.001	0.001	0.001
			Max	2500	15	16.7	15
			Mean	216	5	3.02	3.62
			CV	1.72	0.76	1.33	1.19

	Recompensa HW	703	No.	304	304	304	304
			Samples
			Min	0.05	0.0003	0.0013	0.003
			Max	2333.3	15	16.7	15
			Mean	349	4.08	2.94	3.67
			CV	1.36	0.86	1.16	1

	Oliva	704	No.	1103	1103	1103	1103
			Samples
			Min	0.0333	0.007	0.002	0.0001
			Max	2500	15	16.7	15
			Mean	282	2.16	2.08	2.97
			CV	1.54	1.05	1.35	1.06

	Recompensa Link	705	No.	54	54	54	54
			Samples
			Min	1.98	0.027	0.025	0.01
			Max	640	15	11	15
			Mean	150	3.68	2.74	2.78
			CV	1.05	0.85	0.83	1.07

May 2014	Page 14-24

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.10	Block Model and Grade Estimation Procedures

14.10.1	Dimensions and Coding

The block model was updated for 40 veins. The block dimensions for all models are 5m x 5m x 5m. The extent of the block model is provided in Table 14-29. Each block stored the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, and the grade of the closest composite.

14.10.2	Geostatistics

Variogram analysis was undertaken for each element (Ag, Au, Pb and Zn) within the plane of selected veins in order to characterise the spatial grade variances. Analysis was undertaken only for those veins for which sufficient data abundance permitted.

The relative nugget percentages (of total sill) for each element were found to be highly variable across the various veins with ranges of 1-59% for Ag, 27-74% for Au, 7-49% for Pb and 22-72% for Zn. Overall, lowest nugget values were found to be associated with lead and the highest with gold.

Long ranges of variograms were found to be between 7-70m for Ag, 19.8 -73.9m for Au, 7.4 - 22.7m for Pb and 10.3 - 82.3m for Zn across all zones. Long ranges were usually found to be in the approximate along-strike direction relative to vein orientation, as has been observed during previous geostatistical investigations (RPA, 2013).

Anisotropy ratios were found to be greater than 2 for 89% of veins for which geostatistical investigation was undertaken. Such ratios can be explained by much greater data abundance in the horizontal direction (and therefore direction of longest range) along underground workings facilitating the generation of clearer variograms in this direction. There is otherwise no apparent geological explanation for this observation, which has also been noted in previous geostatistical studies (RPA, 2013).

Due to significant differences in ranges across all elements and veins, it was decided that the more consistent approach to interpolation parameter selection was to use the same search distances across all zones as opposed to vein and element-specific ranges that strictly adhere to variogram analysis results. A first pass of 50m and a second pass of 30m (as used in the 2013 estimate) were considered appropriate based on the results of the geostatistical investigation.

Table 14-10 below shows detailed variogram analysis results.

May 2014	Page 14-25

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-10:	Composite Statistics – Topia Mine Project

								Semi
			Element		Major			Major		Aniso.	Relative
											Nugget
Area	Vein	Code		Range	Plunge	Azi	Range	Plunge	Azi		%
Hormiguera	San Jorge	101	Ag	36.7	-60	236	14.5	30	239	2.5	59
		101	Au	42.6	-45	237	18.8	45	239	2.3	59
		101	Pb	-	-	-	-	-	-	-	-
		101	Zn	31.7	0	238	6.4	-89	148	4.9	55
	Cantarranas	103	Ag	14.3	-60	230	0.6	30	242	23.2	27
		103	Au	-	-	-	-	-	-	-	-
		103	Pb	-	-	-	-	-	-	-	-
		103	Zn	-	-	-	-	-	-	-	-
Argentina	Argentina East	202	Ag	70.0	-57	230	40.6	29	258	1.7	2
		202	Au	-	-	-	-	-	-	-	-
		202	Pb	-	-	-	-	-	-	-	-
		202	Zn	-	-	-	-	-	-	-	-
	Argentina West	205	Ag	15.2	0	243	0.6	-66	153	24.3	57
		205	Au	-	-	-	-	-	-	-	-
		205	Pb	12.1	27	256	1.1	-52	208	11.1	49
		205	Zn	25.4	14	249	1.9	-62	186	13.2	47
Don Benito	Don Benito North	301	Ag	10.0	43	242	8.4	-43	214	1.2	8
		301	Au	70.5	0	228	33.0	-76	138	2.1	32
		301	Pb	7.4	15	232	0.7	-70	186	10.2	7
		301	Zn	-	-	-	-	-	-	-	-
	Don Benito South	302	Ag	11.2	-58	211	3.9	29	239	2.9	1
		302	Au	-	-	-	-	-	-	-	-
		302	Pb	22.7	29	239	7.8	-58	211	2.9	8
		302	Zn	-	-	-	-	-	-	-	-
	Don Benito West	303	Ag	27.0	0	232	3.8	-62	142	7.2	38
		303	Au	65.1	13	239	5.6	-59	172	11.6	44
		303	Pb	8.0	-13	225	4.1	59	292	2.0	9
		303	Zn	10.3	0	232	3.7	-62	142	2.8	29
El Rosario	El Rosario	401	Ag	26.6	0	217	6.0	-82	127	4.4	35
		401	Au	73.9	0	217	10.4	-82	127	7.1	74
		401	Pb	-	-	-	-	-	-	-	-
		401	Zn	43.8	0	217	8.3	-82	127	5.3	72
Durangueno	San Gregorio	501	Ag	60.4	0	56	18.6	-89	326	3.2	9
		501	Au	46.1	15	56	3.3	-75	52	13.9	56
		501	Pb	-	-	-	-	-	-	-	-
		501	Zn	82.3	15	56	16.3	-75	52	5.0	37
Recompensa	Recompensa	702	Ag	12.4	-30	55	4.4	60	58	2.8	3
		702	Au	-	-	-	-	-	-	-	-
		702	Pb	-	-	-	-	-	-	-	-
		702	Zn	-	-	-	-	-	-	-	-
	Oliva	704	Ag	7.0	-75	52	1.3	15	56	5.2	12
		704	Au	19.8	-90	326	5.6	0	56	3.5	27
		704	Pb	17.6	0	56	0.0	-90	326	NA	21
		704	Zn	16.0	-60	54	0.9	30	57	16.8	22

May 2014	Page 14-26

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.10.3	Grade Interpolation

Grade interpolation for all 4 elements (Ag, Au, Pb and Zn) was executed as a succession of 2 passes, each of which was performed via the inverse distance cubed (ID3) method. The first pass consisted of a spherical search of radius 50m utilising a minimum of 1 and a maximum of 6 composites per block estimated. The second pass was executed as a spherical search, with a 30m radius and a minimum of 2 and maximum of 6 composites.

14.11	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed via the following:

•	Visual inspection of the block grades in comparison to surrounding data values;

•	Comparison of block model grades with actual production; and

•	Comparison of block and sample means.

14.11.1	Visual Inspection

The block models for all 7 areas were reviewed in 3D. Model grades were compared locally with composite grades, and were found to be acceptably similar.

14.11.2	Comparison with Production Records

Model results were reconciled with production records for the period 30 November 2013 to 30 November 2014 for the seven main mining areas. Only selected veins were able to be directly reconciled with production figures (Argentina, El Rosario) due to mixing of ores across multiple veins in most mines. In these cases, straightforward reconciliation was not possible and mine production was reconciled against the sum of the mining in individual veins from that mine. This allows for only a broad based reconciliation, assuming that the various veins in each mine have similar characteristics.

As discussed previously in Section 14-8, grade caps were adjusted incrementally until the resulting interpolated model reported the best possible match with production figures for the selected reconciliation areas. As such, the models for these areas by way of their construction, generally reconciled reasonably well with available production records.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-11 shows actual production figures for each of the reconciliation areas for the specified period. Table 14-12 provides direct model estimates of material within the reconciliation areas. Table 14-13 contains a summary of diluted model estimates within the reconciliation areas.

Table 14-11:	Actual Mined Tonnes and Grades Based on 2014 Production Records– Topia Mine

Area	TONNES	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Argentina	10,640	392	0.15	2.27	1.69
Durangueno	11,122	313	0.13	1.3	4.00
15-22	9,265	207	0.87	2.63	3.09
Recompensa	3,310	192	2.41	1.86	2.16
Hormiguera	7,769	350	0.16	1.02	1.76
La Prieta	4,312	275	1.41	1.33	2.21
El Rosario	4,503	416	0.13	1.97	2.83

Table 14-12:	Corresponding 2014 Block Model Cut-Outs Tonnes and Grades – Topia Mine

Area	TONNES	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Argentina	5,689	856	0.38	5.03	3.87
Durangueno	7,089	403	0.18	1.98	5.44
15-22	6,270	296	1.11	3.83	3.96
Recompensa	1,787	179	4.46	2.45	3.57
Hormiguera	9,425	506	0.25	1.09	1.98
La Prieta	3,325	505	2.47	2.46	2.93
El Rosario	4,750	548	0.08	2.76	2.88

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-13:	Differences between Mined Tonnes and Block Model Tonnes, and between Block Model Grades and Mined Grades in 2014 Model after Reconciliation – Topia Mine

Area	TONNES	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Argentina	87%	118%	153%	122%	129%
Durangueno	57%	29%	41%	53%	36%
15-22	48%	43%	27%	46%	28%
Recompensa	85%	-7%	85%	32%	65%
Hormiguera	-18%	45%	59%	7%	12%
La Prieta	30%	84%	75%	85%	33%
El Rosario	-5%	32%	-38%	40%	2%

Table 14-13 compares the percent difference in tonnes produced and diluted model estimates, with the percent difference in grades from the model to production after adjustments in capping for all elements in the model. As such, this is the best case scenario. The idea was to balance the percent difference in tonnes (likely caused by internal and external dilution) with the percent difference in grades. The situation is not perfect, nor ideal, but allowed the author enough latitude to make some significant capping adjustments by iteration. Quite reasonable balances between tonnes and grade in the four elements are found at Durangueno and 15-22 Mines. At Recompensa, the silver grade in the model is low, and shifting the capping made little difference. At Argentina and La Prieta, the grades in the model are consistently higher than from production, even after several iterations of decreasing the cap values. At El Rosario and Hormiguera the production tonnes were both below estimates production from the model. This prompted a review of the methodology for outlining the 2014 production volume, and a review of wire-frame construction in the model. In the case of El Rosario, the wireframe created in Leapfrog© was adjusted. The methodology of outlining the 2014 production volume was consistent across all wireframes. Further review and consideration of reconciliation methodologies is necessary. A review of multi-year reconciliation of tonnes and grade in the model against actual production might smooth out variability caused by relatively small, and somewhat subjectively built 3D production workings on an annual basis.

14.11.3	Comparison of Block and Sample Means

Block grade estimates for Class 1 and 2 blocks (i.e. blocks that have the potential to report as Measured or Indicated if calculated NSR is above each specific US$ / tonne cut-off) were compared with average composite grades for each vein. Generally, model averages were modestly (10-30%) lower than composite averages across all 4 elements. This would imply that the block grade estimates are conservative regarding composite grades. There are instances of the opposite effect, but these tend to be from small zones with limited sampling data.

May 2014	Page 14-29

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-14 below provides details of the comparison.

May 2014	Page 14-30

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-14:	Comparison of Block and Composite Grades – Topia Mine

			Au			Ag			Pb			Zn
				Model			Model			Model			Model
Area	Vein	Code	Comp (g/t)	(g/t)	Diff (%)	Comp (g/t)		Diff (%)	Comp (g/t)	(g/t)	Diff (%)	Comp (g/t)	(g/t)	Diff (%)
Hormiguera	San Jorge	101	0.33	0.29	-12%	497	449	-10%	1.27	1.24	-2%	2.54	2.12	-17%
	SJSM Int	102	0.27	0.26	-4%	354	369	4%	0.88	1.01	15%	1.49	1.57	5%
	Cantarranas	103	0.36	0.39	10%	544	560	3%	1.09	1.02	-7%	1.82	2.09	15%
	Cantarranas East	104	-	-	-	-	-	-	-	-	-	-	-	-
	Cantarranas West Splay	105	0.27	0.23	-15%	589	621	5%	0.92	0.93	1%	1.31	1.20	-9%
	San Miguel	106	0.19	0.20	3%	630	596	-5%	2.03	2.11	4%	3.34	3.13	-6%
	Cantarranas West Offset	107	0.05	0.11	124%	137	295	115%	0.49	1.00	104%	0.67	0.76	14%
Argentina	Argentina Central	201	0.42	0.45	8%	572	612	7%	3.46	4.17	20%	2.75	3.37	23%
	Argentina East	202	0.92	0.98	6%	643	672	4%	7.26	6.75	-7%	6.82	3.52	-48%
	Santa Cruz	204	0.77	0.86	11%	647	888	37%	4.86	5.98	23%	2.68	2.60	-3%
	Argentina West	205	0.46	0.41	-10%	814	744	-9%	4.93	3.96	-20%	2.98	3.35	13%
Don Benito	Don Benito North	301	1.25	1.02	-18%	346	275	-21%	4.66	3.35	-28%	4.69	3.37	-28%
	Don Benito South	302	1.17	1.04	-11%	263	218	-17%	3.42	3.08	-10%	3.85	3.46	-10%
	Don Benito West	303	2.3	1.92	-16%	233	187	-20%	2.7	2.25	-17%	3.5	2.61	-25%
	Don Benito Intermediate	305	1.26	1.22	-3%	392	339	-13%	4.94	4.12	-17%	4.44	3.98	-10%
	La Dura Splay North	306	1	0.85	-15%	265	235	-11%	3.08	2.42	-21%	3.19	2.17	-32%
	La Dura West Splay South	307	2.32	2.27	-2%	209	212	1%	1.94	1.61	-17%	2.79	1.99	-29%
El Rosario	El Rosario	401	0.16	0.1	-38%	581	468	-19%	2.83	2.15	-24%	3.35	2.69	-20%
	El Rosario FW	402	-	-	-	-	-	-	-	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-	-	-	-	-	-	-	-
Durangueno	San Gregorio	501	0.26	0.19	-27%	489	226	-54%	2.16	0.86	-60%	4.75	3.32	-30%
	Oxi	502	0.09	0.07	-20%	449	315	-30%	2.29	1.46	-36%	3.92	2.78	-29%
	Oxidata	503	0.26	0.18	-29%	382	291	-24%	1.53	1.19	-22%	6.54	4.77	-27%
	La Higuera	507	0.2	0.15	-25%	285	345	21%	1.25	1.51	21%	4.1	4.17	2%
	San Pablo	508	0.1	0.07	-27%	249	197	-21%	0.77	0.63	-19%	3.05	2.02	-34%
	SG North Loop	509	0.11	0.11	0%	295	343	16%	1.14	1.28	13%	5.49	5.45	-1%
	LH North Loop	510	0.33	0.41	25%	246	312	27%	0.72	0.85	18%	2.89	3.86	34%
	Link	511	0.15	0.12	-17%	238	164	-31%	2.85	2.19	-23%	5.03	3.97	-21%
La Prieta	La Prieta	601	2.65	2.36	-11%	516	423	-18%	2.37	1.71	-28%	3	2.37	-21%
	La Prieta 2	602	2.55	2.48	-3%	280	270	-4%	2.34	1.86	-20%	2.73	2.23	-18%
	La Prieta 3	603	1.69	1.73	2%	692	266	-62%	1.81	1.66	-8%	1.99	1.72	-13%
	La Prieta 4	604	3.3	2.21	-33%	612	448	-27%	1.55	1.34	-14%	2.6	1.86	-29%
	La Prieta 5	605	1.17	1.12	-5%	182	168	-8%	1.35	0.89	-34%	1.62	0.97	-40%
	La Prieta 6	606	1.69	1.75	4%	444	446	0%	2.06	2.10	2%	2.27	2.23	-2%
	La Prieta 8	608	1.26	1.35	7%	275	273	-1%	1.19	1.29	9%	1.59	1.68	6%
	La Prieta 9	609	2.63	2.91	11%	462	601	30%	2.5	2.62	5%	2.44	2.62	7%
Recompensa	Recompensa	702	6.21	5.01	-19%	217	127	-41%	3.02	1.99	-34%	3.62	2.57	-29%
	Recompensa HW	703	4.09	3.93	-4%	349	256	-27%	2.94	2.33	-21%	3.67	2.88	-21%
	Oliva	704	2.16	2.87	33%	283	230	-19%	2.09	2.44	17%	2.97	3.44	16%
	Recompensa Link	705	3.68	3.14	-15%	150	140	-7%	2.74	2.53	-8%	2.79	2.45	-12%

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.11.4	Resource Cut-Off

Mineral Resources are reported herein above an NSR cut-off for different areas. NSR block grades were calculated using metal prices as follows: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn. Provision within the NSR calculation was made for area-specific dilution, details of which are given in Table 14-15 below:

Table 14- 15:	Area-Specific Block Model Cut- Off – Topia Mine

Mine	AgEq	NSR (US$)
1522	319	167
Argentina	378	197
Durangueno	293	153
Recompensa	376	196
Hormiguera	361	189
El Rosario	332	173
La Prieta	391	204

14.12	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

It is reasonable to assume that the continuity of the veins has been demonstrated sufficient to support the category of resources; therefore, groups of blocks generally falling within 10m of a composite were selected on long section for Measured and another 10m beyond these domains classified as Indicated. Blocks beyond the outlined regions were left as Inferred.

The classification scheme applied for Measured and Indicated for all areas of the Topia Mine Resource is described in Table 14-16 below.

Table 14- 16:	M & I Classification Strategy – Topia Mine

Class	Avg. Sample Distance Criteria
1	<= 10m
2	<= 20m

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.13	Mineral Resource Tabulations

Table 14-17 through Table 14-20 provide detailed summaries of the Topia Mineral Resource Estimates as at 30 November, 2014.

May 2014	Page 14- 33

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-17:	Measured Mineral Resources – Topia Mine

Area	Zone	Code	Tonnes	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	5,300	744	0.42	2.13	3.52
	SJSM Int	102	1,200	752	0.47	2.13	3.38
	Cantarranas	103	11,700	806	0.48	1.52	3.03
	Cantarranas East	104	-	-	-	-	-
	Cantarranas West Splay	105	500	710	0.26	1.12	1.40
	San Miguel	106	3,400	772	0.23	2.63	4.18
	Cantarranas West Offset	107	1,000	950	0.33	3.06	1.40
	Sub Total Hormiguera		23,000	788	0.42	1.91	3.23
Argentina	Argentina Central	201	11,500	704	0.51	4.79	3.69
	Argentina East	202	23,700	717	0.90	7.35	3.45
	Santa Cruz	204	5,600	1021	0.93	6.62	2.55
	Argentina West	205	8,300	877	0.40	4.42	4.19
	Sub Total Argentina		49,200	775	0.73	6.17	3.53
Don Benito	Don Benito North	301	15,600	451	1.48	5.63	5.78
	Don Benito South	302	10,400	386	1.64	5.57	6.42
	Don Benito West	303	8,000	362	2.48	4.56	5.59
	Don Benito Intermediate	305	6,100	443	1.52	5.63	5.22
	La Dura Splay North	306	1,900	445	1.10	4.18	4.43
	La Dura West Splay South	307	600	393	2.72	2.17	2.48
	Sub Total Don Benito		42,700	416	1.71	5.30	5.71
El Rosario	El Rosario	401	14,400	746	0.15	3.56	4.43
	El Rosario FW	402	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-
	Sub Total El Rosario		14,400	746	0.15	3.56	4.43
Durangueno	San Gregorio	501	11,200	426	0.24	1.70	5.61
	Oxi	502	1,700	541	0.08	2.62	4.31
	Oxidada	503	1,400	557	0.29	2.53	8.61
	La Higuera Main	507	10,300	584	0.21	2.68	6.33
	San Pablo	508	500	545	0.18	1.89	4.55
	San Gregorio North Loop	509	800	385	0.12	1.49	6.14
	La Higuera North Loop	510	400	297	0.43	0.81	5.93
	Link	511	400	339	0.22	3.94	6.53
	Sub Total Durangueno		26,700	499	0.22	2.20	5.97
La Prieta	La Prieta 1	601	4,900	687	3.57	2.94	3.84
	La Prieta 2	602	1,900	473	3.64	3.22	3.64
	La Prieta 3	603	400	571	2.88	3.65	3.35
	La Prieta 4	604	700	731	3.73	1.95	3.21
	La Prieta 5	605	200	438	2.04	2.98	3.24
	La Prieta 6	606	1,700	636	2.15	3.13	3.28
	La Prieta 8	608	400	672	4.00	4.52	5.27
	La Prieta 9	609	1,000	679	3.16	2.90	3.26
	Sub Total La Prieta		11,200	637	3.30	3.02	3.64
Recompensa	Recompensa	702	8,600	243	8.16	3.88	4.38
	Recompensa HW	703	2,300	476	5.70	3.95	4.51
	Oliva	704	1,600	454	5.50	4.11	5.78
	Recompensa Link	705	500	242	4.60	3.49	4.42
	Sub Total Recompensa		13,200	311	7.24	3.91	4.58
	Total Measured		180,400	606	1.44	4.26	4.52

May 2014	Page 14- 34

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of US$180/t.
3. Area-Specific Bulk Densities as follows: Argentina - 3.06t/m 3; Don Benito - 3.26t/m 3; Durangueno - 3.12t/m 3; El Rosario - 3.00t/m 3; Hormiguera - 2.56t/m 3; La Prieta - 2.85t/m 3; Recompensa - 3.30t/m 3.
4. NSR cut-offs in US$ include 1522 Mine $167/t, Argentina Mine $197/t, Durangueno Mine $153/t, Recompensa Mine $196/t, Hormiguera Mine $189/t, El Rosario Mine $173/t, and La Prieta $204/t.
5. Totals may not agree due to rounding.
6. A minimum mining width of 0.30 metres was used.
7. Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn.

May 2014	Page 14- 35

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14- 18:	Indicated Mineral Resources – Topia Mine

Area	Zone	Code	Tonnes	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	3,200	730	0.41	2.00	3.27
	SJSM Int	102	700	752	0.44	2.30	4.46
	Cantarranas	103	5,300	756	0.49	1.33	2.85
	Cantarranas East	104	-	-	-	-	-
	Cantarranas West Splay	105	500	751	0.20	1.08	1.31
	San Miguel	106	3,100	789	0.23	2.75	4.23
	Cantarranas West Offset	107	1,000	947	0.34	2.94	1.41
	Sub Total Hormiguera		13,700	777	0.39	1.98	3.20
Argentina	Argentina Central	201	8,700	681	0.47	4.74	3.76
	Argentina East	202	58,400	653	1.01	6.51	3.55
	Santa Cruz	204	20,400	851	0.83	5.81	2.61
	Argentina West	205	8,300	877	0.40	4.42	4.19
	Sub Total Argentina		95,900	717	0.87	6.01	3.42
Don Benito	Don Benito North	301	3,000	382	1.56	5.96	5.01
	Don Benito South	302	4,300	357	1.37	5.91	6.00
	Don Benito West	303	1,300	468	2.35	4.63	2.52
	Don Benito Intermediate	305	3,000	447	1.73	5.03	5.39
	La Dura Splay North	306	1,000	400	0.89	3.76	3.40
	La Dura West Splay South	307	300	285	2.24	2.23	3.98
	Sub Total Don Benito		12,800	400	1.59	5.38	5.07
El Rosario	El Rosario	401	10,700	554	0.09	2.66	3.83
	El Rosario FW	402	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-
	Sub Total El Rosario		10,700	554	0.09	2.66	3.83
Durangueno	San Gregorio	501	5,500	489	0.17	1.77	5.65
	Oxi	502	1,200	482	0.08	2.26	4.11
	Oxidada	503	1,000	520	0.29	1.96	7.49
	La Higuera Main	507	5,700	594	0.17	2.18	5.95
	San Pablo	508	800	476	0.14	1.51	3.58
	San Gregorio North Loop	509	600	370	0.13	1.23	5.69
	La Higuera North Loop	510	800	619	0.40	1.59	5.38
	Link	511	200	398	0.25	3.66	6.66
	Sub Total Durangueno		15,900	529	0.18	1.94	5.65
La Prieta	La Prieta 1	601	3,200	650	3.56	2.69	3.49
	La Prieta 2	602	1,200	453	3.62	2.57	3.09
	La Prieta 3	603	300	571	3.96	2.06	1.96
	La Prieta 4	604	400	724	2.59	2.53	2.51
	La Prieta 5	605	100	640	4.02	0.23	0.39
	La Prieta 6	606	1,400	628	1.94	2.96	3.09
	La Prieta 8	608	500	660	3.70	4.07	4.79
	La Prieta 9	609	900	724	3.16	2.99	3.21
	Sub Total La Prieta		8,000	626	3.21	2.77	3.26
Recompensa	Recompensa	702	4,600	243	6.37	3.59	4.15
	Recompensa HW	703	2,400	478	6.54	4.12	4.91
	Oliva	704	1,500	462	5.69	4.40	5.40
	Recompensa Link	705	300	199	5.07	3.16	3.17
	Sub Total Recompensa		8,900	343	6.24	3.86	4.54
	Total Indicated		166,000	644	1.17	4.75	3.82

May 2014	Page 14- 36

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of US$180/t.
3. Area-Specific Bulk Densities as follows: Argentina - 3.06t/m 3; Don Benito - 3.26t/m 3; Durangueno - 3.12t/m 3; El Rosario - 3.00t/m 3; Hormiguera - 2.56t/m 3; La Prieta - 2.85t/m 3; Recompensa - 3.30t/m 3.
4. NSR cut-offs in US$ include 1522 Mine $167/t, Argentina Mine $197/t, Durangueno Mine $153/t, Recompensa Mine $196/t, Hormiguera Mine $189/t, El Rosario Mine $173/t, and La Prieta $204/t.
5. Totals may not agree due to rounding.
6. A minimum mining width of 0.30 metres was used.
7. Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn.

May 2014	Page 14- 37

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-19:	Measured plus Indicated Mineral Resources - Topia Mine

Area	Zone	Code	Tonnes	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	8,400	739	0.42	2.08	3.43
	SJSM Int	102	1,900	752	0.46	2.19	3.76
	Cantarranas	103	17,000	791	0.48	1.46	2.97
	Cantarranas East	104	-	-	-	-	-
	Cantarranas West Splay	105	1,000	729	0.23	1.10	1.36
	San Miguel	106	6,500	780	0.23	2.69	4.20
	Cantarranas West Offset	107	2,000	949	0.33	3.00	1.40
	Sub Total Hormiguera		36,700	782	0.41	1.93	3.21
Argentina	Argentina Central	201	20,300	694	0.49	4.77	3.72
	Argentina East	202	82,200	672	0.98	6.75	3.52
	Santa Cruz	204	25,900	888	0.86	5.98	2.60
	Argentina West	205	16,700	877	0.40	4.42	4.19
	Sub Total Argentina		145,100	737	0.82	6.07	3.46
Don Benito	Don Benito North	301	18,600	440	1.49	5.68	5.65
	Don Benito South	302	14,700	377	1.56	5.67	6.30
	Don Benito West	303	9,400	378	2.46	4.57	5.15
	Don Benito Intermediate	305	9,100	445	1.58	5.43	5.28
	La Dura Splay North	306	2,800	430	1.03	4.03	4.08
	La Dura West Splay South	307	900	361	2.58	2.19	2.92
	Sub Total Don Benito		55,500	412	1.68	5.31	5.55
El Rosario	El Rosario	401	25,100	664	0.12	3.18	4.18
	El Rosario FW	402	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-
	Sub Total El Rosario		25,100	664	0.12	3.18	4.18
Durangueno	San Gregorio	501	16,700	447	0.22	1.72	5.62
	Oxi	502	3,000	516	0.08	2.47	4.22
	Oxidada	503	2,400	541	0.29	2.29	8.14
	La Higuera Main	507	16,000	587	0.19	2.50	6.19
	San Pablo	508	1,300	504	0.16	1.66	3.97
	San Gregorio North Loop	509	1,400	378	0.12	1.37	5.93
	La Higuera North Loop	510	1,200	518	0.41	1.35	5.55
	Link	511	600	355	0.23	3.86	6.56
	Sub Total Durangueno		42,600	510	0.20	2.10	5.85
La Prieta	La Prieta 1	601	8,100	672	3.57	2.84	3.70
	La Prieta 2	602	3,100	466	3.64	2.97	3.42
	La Prieta 3	603	700	571	3.32	3.00	2.78
	La Prieta 4	604	1,100	728	3.33	2.15	2.96
	La Prieta 5	605	300	520	2.85	1.85	2.08
	La Prieta 6	606	3,200	632	2.06	3.05	3.20
	La Prieta 8	608	800	665	3.83	4.26	5.00
	La Prieta 9	609	1,900	700	3.16	2.94	3.24
	Sub Total La Prieta		19,200	633	3.27	2.92	3.48
Recompensa	Recompensa	702	13,200	243	7.54	3.78	4.30
	Recompensa HW	703	4,800	477	6.12	4.04	4.71
	Oliva	704	3,200	458	5.60	4.25	5.60
	Recompensa Link	705	900	225	4.78	3.36	3.93
	Sub Total Recompensa		22,000	324	6.84	3.89	4.56
	Total Measured & Indicated		346,200	624	1.31	4.50	4.19

May 2014	Page 14- 38

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of US$180/t.
3. Area-Specific Bulk Densities as follows: Argentina - 3.06t/m 3; Don Benito - 3.26t/m 3; Durangueno - 3.12t/m 3; El Rosario - 3.00t/m 3; Hormiguera - 2.56t/m 3; La Prieta - 2.85t/m 3; Recompensa - 3.30t/m 3.
4. NSR cut-offs in US$ include 1522 Mine $167/t, Argentina Mine $197/t, Durangueno Mine $153/t, Recompensa Mine $196/t, Hormiguera Mine $189/t, El Rosario Mine $173/t, and La Prieta $204/t.
5. Totals may not agree due to rounding.
6. A minimum mining width of 0.30 metres was used.
7. Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn.

May 2014	Page 14- 39

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-20:	Inferred Mineral Resources – Topia Mine

Area	Zone	Code	Tonnes	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	3,000	703	0.32	1.95	3.58
	SJSM Int	102	500	716	0.53	1.99	4.57
	Cantarranas	103	6,900	740	0.55	1.25	2.15
	Cantarranas East	104	-	-	-	-	-
	Cantarranas West Splay	105	400	776	0.15	1.06	1.39
	San Miguel	106	5,800	826	0.23	2.85	4.55
	Cantarranas West Offset	107	1,800	704	0.29	2.65	1.05
	Sub Total Hormiguera		18,300	758	0.38	2.03	3.09
Argentina	Argentina Central	201	11,600	1233	0.63	4.65	5.57
	Argentina East	202	42,000	492	1.32	6.83	3.47
	Santa Cruz	204	29,400	709	0.80	5.24	2.68
	Argentina West	205	45,800	614	0.56	2.68	3.71
	Sub Total Argentina		128,800	652	0.87	4.79	3.56
Don Benito	Don Benito North	301	600	408	1.97	7.28	5.57
	Don Benito South	302	4,900	472	1.76	5.69	4.96
	Don Benito West	303	500	178	2.58	3.48	2.21
	Don Benito Intermediate	305	4,200	572	2.19	6.98	5.99
	La Dura Splay North	306	600	337	0.70	2.70	2.42
	La Dura West Splay South	307	100	487	1.42	2.09	2.32
	Sub Total Don Benito		10,900	487	1.91	5.98	5.11
El Rosario	El Rosario	401	66,900	479	0.05	2.54	3.59
	El Rosario FW	402	4,200	295	0.04	3.95	7.51
	El Rosario HW	403	6,700	499	0.55	2.71	6.05
	Sub Total El Rosario		77,900	471	0.09	2.63	4.01
Durangueno	San Gregorio	501	7,300	517	0.12	1.23	3.66
	Oxi	502	8,000	811	0.27	2.15	7.77
	Oxidada	503	900	323	0.19	1.40	6.71
	La Higuera Main	507	16,800	745	0.16	2.23	5.40
	San Pablo	508	4,700	900	0.16	2.39	3.87
	San Gregorio North Loop	509	600	345	0.10	1.49	5.22
	La Higuera North Loop	510	1,300	914	0.34	2.65	4.92
	Link	511	100	418	0.30	3.10	7.74
	Sub Total Durangueno		39,700	723	0.18	2.04	5.40
La Prieta	La Prieta 1	601	14,400	506	3.21	3.41	3.78
	La Prieta 2	602	21,900	663	1.94	1.53	2.74
	La Prieta 3	603	2,300	598	4.80	0.96	2.09
	La Prieta 4	604	1,100	552	2.39	2.02	2.07
	La Prieta 5	605	1,100	800	1.35	2.26	2.88
	La Prieta 6	606	1,400	636	2.03	2.58	3.08
	La Prieta 8	608	600	628	3.41	3.64	4.32
	La Prieta 9	609	1,600	670	3.14	3.02	3.34
	Sub Total La Prieta		44,500	608	2.56	2.25	3.08
Recompensa	Recompensa	702	11,400	413	5.17	2.81	4.73
	Recompensa HW	703	6,800	371	8.13	4.66	5.52
	Oliva	704	16,300	520	4.18	3.23	5.03
	Recompensa Link	705	2,800	159	6.68	3.35	3.03
	Sub Total Recompensa		37,200	433	5.39	3.37	4.87
	Total Inferred		357,400	592	1.31	3.44	3.96

May 2014	Page 14- 40

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of US$180/t.
3. Area-Specific Bulk Densities as follows: Argentina - 3.06t/m 3; Don Benito - 3.26t/m 3; Durangueno - 3.12t/m 3; El Rosario - 3.00t/m 3; Hormiguera - 2.56t/m 3; La Prieta - 2.85t/m 3; Recompensa - 3.30t/m 3.
4. NSR cut-offs in US$ include 1522 Mine $167/t, Argentina Mine $197/t, Durangueno Mine $153/t, Recompensa Mine $196/t, Hormiguera Mine $189/t, El Rosario Mine $173/t, and La Prieta $204/t.
5. Totals may not agree due to rounding.
6. A minimum mining width of 0.30 metres was used.
7. Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn.

May 2014	Page 14- 41

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

15.0	MINERAL RESERVE ESTIMATES

No mineral reserve estimates were completed in this report, or in any preceding report.

The Company made a decision to enter into production at the Topia Mine in 2005. The Company did not base this production decision on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at Topia or the costs of such recovery. As the Topia Mine does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Topia Mine and ultimately the profitability of this operation.

May 2014	Page 15-1

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

16.0	MINING METHODS

Mine production at Topia, since the commencement of operations by GPR, is summarized in Table 16-1. Mining has been ongoing at Topia since the early 16th century and possible longer. GPR, through its wholly owned subsidiary, MMR, has been operating the Topia mill since December 2005. To the end of 2014, GPR has produced approximately 392,000t of ore containing about 4.2 million ounces of silver and by product gold, lead, and zinc. MMR is conducting underground mining and development on a continuous basis and is providing feed for the mill at an average rate of 210tpd. Mill capacity is 275tpd which allows for additional sources of mill feed from third party producers in the camp.

For the narrower veins at Topia, mining is conducted by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill. Drilling is performed with jackleg drills and ore is hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances. Ore is hand sorted at the face so that only the higher grade ore is removed from the stope. Man access and ventilation is provided in timber crib man-ways adjacent to the muck passes. The level interval for the stopes is typically 40m.

The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

From the muck passes the ore is pulled via manual chutes, loaded into small rail cars and hand trammed to a dump at the portal. At the surface ore dump the ore may again be hand sorted to remove waste material. Waste from the hand sorting or from excess development is generally dumped over the bank of the hillside at these smaller mines. Ore is then picked up by front end loader and loaded into highway-style 10t- to 20t-capacity dump trucks to be hauled to the mill.

Along the Argentina and Don Benito veins, Argentina and 1522 Mine respectively, there are significant areas with vein widths of 0.5 to one metre. In these wider areas the mining is planned on the basis of mechanized cut and fill mining with resuing to selectively mine the ore and leave the waste for backfill. Equipment used are small 2yd3 LHD’s for development and 1yd3 and 0.5yd 3 LHD’s for mucking in the stopes. Development access is provided via decline. Ground support consists of rock bolts and mesh as required. Rock bolts include a combination of cement-grouted rebar and split set which gives initial support from the split set bolt and then longer term support from the cement grouted portion of the bolt.

May 2014	Page 16-1

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Sublevels are 40m apart in the mechanized cut and fill. Waste is generated from material beside the vein, which is blasted separately from the ore and then left as fill, or from the waste development in the mine.

Lifts in the cut and fill stopes are taken with horizontal holes (breasting) as the use of uppers drilling (to increase productivity and production) generated a ragged back in the stope and led to problems with ground support.

Ore is hauled from the stopes by LHD and then loaded into a truck for haulage to the mill.

Most of the veins at Topia Mine are associated with slips at the vein – host rock contact. This is quite useful in mining as the vein and host rock easily separate. Less useful and dilutive, are vein parallel slips anywhere from centimeters to metres in the wall rock. No formal geotechnical or hydrological studies have been completed toward mine development and mining include 1) vein parallel slips, 2) host rock type and competence, 3) diabase dykes, and 4) cross faulting and fault swarms.

Host rock type plays a minor role in dilution as both shallow southeast dipping andesite tuffs and massive andesite porphyry flows are equally competent. The tuffs can be slightly blockier. Selvage alteration around the veins in the host rock typically consists of centimetres of weak chloritic alteration with little effect on ground competence and dilution. The exception is along the Argentina vein where selvage alteration typically comprises a metre of modest to intense cloritization and argillization. This leads to incompetent host rock.

Diabase dykes are massive units of highly competent rock which typically cross cut the veins at high angles and cause little to no dilution. Rarely (Hormiguera, 1522 Mines), narrow 1-2m thick diabase dykes invade the vein and can either occupy one wall or on rare occasion can split the vein in two.

Cross faulting typically occurs at high angles to the veins and in most instances displaces the veins laterally less than one metre. For the most part this is insignificant although it does introduce dilution while shifting across the fault. More important and certainly dilutive are major cross fault zones where the vein is shifted laterally 1-20m. Rarely are these cross faults single events and commonly they are fault swarms 1-20m across. These areas are more incompetent and often require the backs to be strapped, screened and bolted. Due to the vein being “shuffled” by the multiple faults in the swarm zones, mining is difficult, and often fault swarms are crossed and mining resumed on the other side. Swarm cross faults occur from 100-300m apart and are seen at the Argentina, 1522, Recompensa, and Hormiguera Mines.

May 2014	Page 16-2

Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Water ingress into the mines is minor, but important, as the milling operation depends on mine water, along with re-circulated water from the tailings pond. As such, a series of water traps (behind concrete barriers or lower levels of abandoned mines), water tanks, piping, and a pumping system have been set up to gather and store water for milling. This is necessary as there are typically 6-8 months (November to June) without rain in the Topia area.

Production rates, expected mine life, and mining dilution are summarized in Table 16-1. Dilution is derived from the difference in production tonnage vs. block model interpreted tonnage (see Table 14-13) in the reconciliation efforts. The reconciliation methodology is far from precise and the table is included to show that, at present production rates, the Mineral Resource Estimate covers years of production, using the assumptions and metal prices in this report.

Table 16- 1:	Topia Mine Production, Expected Mine Life, and Dilution

	Tonnes	Tonnes	** Years	Tonnes
Topia Mine	2014	M&I	M&I	Inf.	** Years Inf.	Dilution***
Mina 15-22	9,265	55,500	8.9	10,900	1.7	48%
Mina Argentina	10,640	145,100	25.5	128,800	22.6	87%
Mina Recompensa	3,310	22,000	12.3	37,200	20.8	85%
Mina Hormiguera & San Miguel	7,769	36,700	4.7	18,300	2.4	0%
Mina El Rosario	4,503	25,100	5.6	77,900	17.3	0%
Mina La Prieta	4,312	19,200	5.8	44,500	13.4	30%
Mina Durangueno*	11,122	42,600	6.0	39,700	5.6	57%
Total	50,921	346,200		357,400

* San Gregorio and Durangueno added together

**including dilution factor

***Dilution factor beyond minimum 0.3m width, estimated from 2014 reconciliation

At the time of the site visit, ore from development and stoping was being produced at the following mines: Argentina (Argentina West & Central vein), Hormiguera (Cantarranas and San Jorge veins), San Miguel (San Miguel, San Jorge, and Cantarranas veins), Recompensa (Recompensa, Intermediate, and Oliva veins), 1522 (Don Benito and Madre veins), San Gregorio and Durangueno (San Gregorio, La Higuera, Oxi, Oxidada, and San Pablo veins), El Rosario (El Rosario vein), and La Prieta (La Prieta veins).

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Milling, as described in Section 17 of this report, is conducted by conventional crushing, grinding and froth flotation. Tails are impounded behind a dam located 750m south of the mill.

In the author’s opinion, there is significant potential for discovery of additional Mineral Resources through exploration and development along existing veins systems. In addition, there is potential for discovery of other veins in the district, as there are drill intercepts, with significant grades, that have not been correlated with known structures. Total production by GPR at Topia is summarized below in Table 16-2.

Table 16- 2:	Topia Production Figures – Great Panther Silver Limited - Topia Mine

		Silver	Gold	Lead	Zinc
Year	Tonnes*	Oz	Oz	Tonnes	Tonnes

2006**	22,445	208,004	406	627	742

2007	33,605	279,441	643	735	847

2008	35,318	366,199	812	876	1,074

2009	30,045	437,079	403	871	1,057

2010	38,281	515,101	597	1,092	1,358

2011	46,968	535,881	500	941	1,315

2012	56,098	555,710	573	962	1,477

2013	62,063	631,235	651	1,116	1,673

2014	67,387	667,635	555	1,154	1,675

Total	392,210	4,196,285	5,140	8,374	11,218

* Tonnes produced to GPR account, not including tolled ore.

** Production re-started by GPR in December 2005.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

17.0	RECOVERY METHODS

The process flow sheet for the Topia plant is illustrated in Figure 17-1. Coarse ore is placed in one of six bins, which provides a means for segregation of ore types for batch processing, or blending. Ore is passed through a grizzly to a 15” x 24” jaw crusher and then over a 6’ x 12’ vibratory screen. Oversize (>3/4 in) from the screen is sent to a secondary cone crusher, and then conveyed to a 200t-capacity fine ore bin.

Segregation of sulphide particles is achieved by means of a grinding circuit comprising three ball mills and two 10”-dia. cyclones. Fine ore is fed to one of either a 6’ x 14’ or 5’ x 10’ ball mill. When the larger unit is in use, the product is passed through the cyclones, with the oversize fed back into the ball mill. If the smaller mill is used, the oversize from the cyclones goes to a 4’ x 8’ ball mill which operates in closed circuit with the cyclones. Final grind size is 65% passing 74μ.

The ore stream passes to a lead flotation circuit comprising primary and secondary rougher and cleaner flotation cells, followed by a similarly configured zinc circuit. Concentrates are dried to 10% moisture content by means of disc filters and shipped via trucks to the port of Manzanillo for sale to a concentrate buyer. Tails are piped to an impoundment facility located downhill, approximately 750m from the mill.

At the time of the site visit, GPR was in the process of upgrading the flotation circuits to provide additional capacity, and adding an additional decant tower to improve reclamation of water from the tails.

The performance of the mill demonstrates that the gold, silver, lead and zinc in the ores at Topia can be recovered with conventional processes.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 17-1:	Process Flow Sheet, Topia Mine Metallurgical Plant

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

18.0	PROJECT INFRASTRUCTURE

The Topia Mine is 235km northwest of, and connected by gravel and paved road to, the logistical center of Durango, Durango State. The trip from Topia to Durango takes approximately 8 hours to drive by pickup truck. All minor supplies (fuel, food) can be purchased in Topia, but equipment parts and major repair have to be secured through the Durango facilities of the Company. The access road is sufficient for 30 tonne articulated concentrate trucks. Topia has a runway sufficient for small single or twin engine aircraft which is used regularly by Company personnel to access either cities of Durango or Culiacan (in Sinaloa state). Topia Mine infrastructure is shown on Figure 18-1.

The surface and underground infrastructure at the Property includes the following:

•	Multiple adits from surface as well as ramps, raises, drifts, cross-cuts, and sub- levels

•	Road access from active mines to the mill

•	Conventional and mechanized underground mining equipment

•	Mine ventilation, dewatering, and compressed air facilities

•	Mine, geology, processing, and administrative offices

•	A nominal 275tpd flotation concentrator with surface bins and crushing facilities

•	A on-site laboratory which processes 25-30 samples / day for gold, silver, lead, zinc, copper, and iron

•	A tailings impoundment facility

•	Connection to the national grid for the supply of electric power

•	Mine, geology, processing, and administrative offices, as well as accommodation facilities and several houses for contractors, employees, and management.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 18-1:	Topia Mine Infrastructure

to Durango
Power Line
CANTARRANAS
SAN MIGUEL
ARGENTINA
SANTA CRUZ
Topia mill/office/maintenance site
Power Line
Peñoles old tailings dump
Victoria
Cifrrico
Topia townsite
MADRE
GPR tailings facility
Airstrip
Madrid
Terror
MADRE
ANIMAS
OLIVA
CANTARRANAS
DON BENITO
ANIMAS
HIPOLITO
LA DURA
OLIVA
RECOMPENSA
LAS HIGUERAS
Torance
Quebrada
SAN GREGORIO
EL ROSARIO
AUSTRALIA
500 metres
LEGEND
Underground workings
Active adit
Waste pile
Roads
GREAT PANTHER SILVER LTD.
TOPIA MINE
Durango State, Mexico
Topia Mine Infrastructure
LA PRIETA
EL DESIERTO
Nov 2014
as shown
18.1

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

The principal commodities at the Topia Mine are lead and zinc concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates.

19.2	Contracts

The Topia Mine is an operating mine using both employees and contracted services under the direction of company employed management. Administration, management, and a good deal of the mining are carried out by GPR employees. There are a number of contracts in place for:

•	The supply of labour and services in the El Rosario, Durangueno, Recompensa, El Ochenta, Hormiguera, and San Miguel mines through five contractors.

•	The supply of labour and services for maintenance, plant operations, civil works, sampling, surveying, and diamond drilling through two contractors, and geological services through one contractor.

•	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments.

•	Sales of concentrates to traders and at times to smelters.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Great Panther Silver Limited holds all necessary environmental and mine permits to conduct planned exploration, development, and mining operations at the Topia Mine.

In July 2006, Great Panther received its Single Environmental License LAU10/019-2006 (Licencia Ambiental Unica), which is a direct regulatory instrument for industrial facilities under federal jurisdiction in the prevention and control of pollution of the atmosphere, and sets conditions for integral operation in accordance with current environmental legislation. This permit was issued by SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales), the Secretary of Environment and Natural Resources, and remains in effect.

Additionally, once a year and in compliance with SEMARNAT’s legislation, Great Panther submits the Annual Operation Certificate (Cedula de Operacion Anual), which is the instrument of data collection and reporting on emissions and transfers of pollutants to air, water, and soil and management of hazardous materials.

The tailings storage facility is operated in accordance with federal laws and Topia Mine staff works closely with PROFEPA (Procuraduria Federal de Proteccion al Ambiente), the Federal office for environmental protection. Topia Mine personnel carry out regular monitoring and reclamation work on the site.

In addition, all exploration activities are in compliance with NOM-120-SEMARNAT-2011, which establishes the specifications of environmental protection for mining exploration activities.

20.1	Social or Community Impact

Topia’s community relations program reinforces the Company’s commitment to environmental, social and economic sustainable development. These efforts aim to improve the quality of life in the communities adjacent to the mine through environmental, social, health and safety, and education programs.

The Company is the main employer in this small community of almost 3,500 people and currently generates 336 direct jobs for Mexican workers at its Topia Mine. Approximately 75% of its workforce is from the neighboring communities of Topia, La Ojeda and Molinos.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Community support activities include:

•	Regular contributions of supplies to the Topia Clinic, the only health centre for the entire community.

•	Contributions for transportation to local sports teams to allow participation in Durango State competitions.

•

Support to local schools for infrastructure repairs, electronic equipment, and training and workshops focused on environmental care, sustainable use, conservation and preservation of natural resources.

•	Support for communities’ events and traditions through donations to local church, schools and other non- profit agencies.

•	Support to Topia municipality to complete road repairs and community garbage storage facility rehabilitation.

There are always opportunities to improve and promote open dialogue with all stakeholders. Great Panther will continue working to minimize environmental impact and maximize social and economic benefits in the communities in which it operates.

20.2	Reclamation Closure

The cost for closure, adjusted for inflation, is estimated to be approximately MXP $21.5 million. The Company has recorded approximately CAD $1.1 million (discounted) as its asset retirement obligation in its financial statements as at June 30, 2015.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

21.0	CAPITAL AND OPERATING COSTS

Capital and operating budgets are prepared each year for the GMC by mine staff. These budgets are continuously reviewed against production to ensure profitability. For the 2014 (January-December) operating year the average cost of production was US$186 per tonne (Table 21-1), which included plant, administration and mining costs.

Table 21-1:	2014 (January through December) Cost Report for Topia Mine

Plant	US$36 per tonne
Administration	US$33 per tonne
Mining	US$117 per tonne
Total Unit costs	US$186 per tonne

The Topia Mine is operated with contractors under the supervision of GPR management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the end of Q4 2014, there were 162 employees (including 30 administrative and management personnel) and 174 contractors at the site.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

22.0	ECONOMIC ANALYSIS

This section has been excluded, as per securities regulations, as the Topia Mine is in operation and Great Panther Silver Limited is a producing issuer.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

23.0	ADJACENT PROPERTIES

The Topia Mine property is within the Topia Mine District which encompasses Topia and San Bernabe, a NE to ENE trending multiple vein set.

Presently the only continually operating mill is on the GPR property although several other small mills (<50tpd) do some custom tolling. Various other claims in the district are mined intermittently.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

24.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

25.0	INTERPRETATION AND CONCLUSIONS

An estimate of the Mineral Resources for the Topia property for an effective date of 30 November 2014 is summarized in Table 25-1.

Table 25- 1:	Mineral Resources – Topia Mine

Classification	Tonnes	Ag g/t	Au g/t	Pb %	Zn %

Total Measured	180,400	606	1.44	4.26	4.52

Total Indicated	166,000	644	1.17	4.75	3.82

Total Measured & Indicated	346,200	624	1.31	4.50	4.19

Total Inferred	357,400	592	1.31	3.44	3.96

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of US$180/t.
3. Area-Specific Bulk Densities as follows: Argentina - 3.06t/m 3; Don Benito - 3.26t/m 3; Durangueno - 3.12t/m 3; El Rosario - 3.00t/m 3; Hormiguera - 2.56t/m 3; La Prieta - 2.85t/m 3; Recompensa - 3.30t/m 3.
4. NSR cut-offs in US$ include 1522 Mine $167/t, Argentina Mine $197/t, Durangueno Mine $153/t, Recompensa Mine $196/t, Hormiguera Mine $189/t, El Rosario Mine $173/t, and La Prieta $204/t.
5. Totals may not agree due to rounding.
6. A minimum mining width of 0.30 metres was used.
7. Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn.

It is concluded that:

The sampling is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples. Diamond drilling, logging, and core handling are being carried out in a reasonable fashion, consistent with industry best practice.

•	Assaying is being conducted using conventional methods consistent with common industry practice.

•

The most recent independent audit of the laboratory conducted in January 2013 (Johnson, 2013) reported acceptable practices. Concern was expressed however, regarding the original-duplicate assay result comparisons which appeared to show better correlation than expected. An improvement in fire assay methodology was noted as compared with previous audits.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	Check sampling of the Topia Lab at the Company’s Guanajuato Mine lab, independently run by SGS, shows good correlations of silver, gold, lead and zinc assays.

•

The sample database contains several small low-consequence errors. Corrections were made to the assay data base, as it was noted that some zinc values were missing from Peñoles’ sample data from the Argentina Mine wireframes.

•

Revisions to the top cuts were based on reconciliation outcomes. Reconciliation initially compared actual material milled from each mine with estimated material mined from the block model (using a cookie cutter outline of material mined between the recent and past effective dates and cutting it out of the block model). Although this is quite crude it does give some guidance. Secondly the percent difference between the tonnes mined and tonnes estimated from the block model were compared with the percentage difference in the Ag, Au, Pb, and Zn values between the head grades and the block model estimated grades. If there was great variance in the percentage difference between the two data-sets, the top cut in the block model estimated grade was reviewed and modified to bring the variance between the two data-sets into alignment.

•

Dilution is not used in the Mineral Resource Estimates, other than using a minimum mining width (or minimum wireframe width) of 0.3m, and duly diluting the grade of all samples <0.3m to 0.3m. Reconciliation gives a crude estimate of dilution by comparing the mined tonnes against the estimated tonnes from the block model, and this helps, along with known geological conditions and mining methods, with constraining the wireframe volumes.

•

For Measured plus Indicated, there is a 75% increase in tonnes, a 29% increase in contained silver, 34% increase in contained gold, 28% increase in contained lead and 52% increase in contained zinc as compared with the previous year's estimate. For Inferred, increases of 71% in tonnes, 29% in contained silver, 9% in contained lead, and 49% in contained zinc, as well as an increase of 33% in contained gold were reported. All these increases in contained metal reflect increases in tonnes for 2014, despite lower overall grades. Factors affecting the change in the resource are suggested to be related to:

−	Revision and application of different assay caps;
−	Changes to NSR calculation (including metal price changes) methodology which gave higher NSR values in the current Estimation than the previous Estimate;
−	Expansion of existing zones in areas where new data collection has taken place; and
−	Depletion of some areas due to mining.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	There is potential for the future addition of Mineral Resources at Topia through exploration and development.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

26.0	RECOMMENDATIONS

Recommendations are that:

•

Routine independent laboratory audits should continue. GPR's own QA/QC monitoring should also continue to ensure that any identified issues are followed up as real-time as possible to prevent undetected long-term assaying problems.

•	Better validation measures should be taken to ensure the database is as error-free as possible.

•	Results below detection limit should not be stored as '0'. A suggested alternative is to store these as half the detection limit, or to use an acronym indicating below detection values.

•	A reasonable minimum sample width for the channels should be established and maintained
.
•

Exploration and development should continue in order to continue to add to the resource base. GPR plans to continue with on -site geological work at Topia in 2015 . See Table 26-1 below for proposed budget details:

Table 26- 1:	Exploration Budget 2015 – Topia Mine

		Amount
Budget Item	Details	(US$)

Geology	$15,000 / mo. @ 12 months	$180,000

Assays	700 @ $15 each	$10,500

Supervision		$20,000

Subtotal		$210,500

Contingency (15%)		$32,000

Total		$242,500

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

27.0	REFERENCES

Brown, R. F., and Sprigg, L. 2014, TOPIA Mine Mineral Resource Estimation, as of NOVEMBER 30th, 2013; prepared for Great Panther Silver Limited (dated May 9, 2014), 112pp.

Orequest, 2003, Summary Report on the Topia Project, Municipality of Topia, Durango State, Mexico, for Great Panther Resources Limited (November 2003).

Great Panther Silver Limited, Consolidated Financial Statements for the Years Ended December 31, 2009 to 2015.

Johnson, W. M., 2011, Topia Laboratory Report February 2-3, 2011, independent letter report to Great Panther Silver Limited (February 4, 2011), 5pp.

Johnson, W. M., 2012, Topia Laboratory Report January 11-12, 2012, independent letter report to Great Panther Silver Limited (January 16, 2012), 8pp.

Johnson, W. M., 2013, Topia and GTO Laboratory Report January 7-11, 2013, independent letter report to Great Panther Silver Limited (January 16, 2012), 17pp.

Rennie, D. W., 2011, Technical Report on the Topia Mine, State of Durango, Mexico, prepared for Great Panther Silver Limited (March 28, 2011), 90pp.

Rennie, D. W., 2013, T., 2013, Technical Report on the Topia Mine, State of Durango, Mexico, prepared for Great Panther Silver Limited (February 27, 2013), 90pp.

Wardrop Engineering., 2007, Technical Report on the Topia Mine Property, prepared for Great Panther Resources Ltd. (February 2007), 47pp.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources Ltd. (October 14, 2009), 57pp.

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

28.0	DATE AND SIGNATURE PAGE

This report titled “NI43-101 Report on the TOPIA Mine Mineral Resource Estimates, as of NOVEMBER 30TH, 2014” and dated July 6, 2015 was prepared and signed by the following author:

“Robert F. Brown”

Dated at Vancouver, B.C.	Robert F. Brown, P. Eng.

July 6, 2015	V.P. Exploration, Great Panther Silver Limited

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Great Panther Silver Limited NI43- 101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

29.0	CERTIFICATES OF QUALIFIED PERSONS

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as an the author of this report “NI43-101 Report on the TOPIA Mine Mineral Resource Estimates, as of NOVEMBER 30TH, 2014” prepared for Great Panther Silver Limited., dated July 6, 2015, do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration,resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.

6.	I have visited the Topia Mine on numerous occasions since 2004, most recently from February 11th to 14th, 2015.

7.	I am the author responsible for all sections of this report.

8.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1. 5 of NI 43-101 as I was appointed VP Exploration in April of 2004.

10.	I have read NI 43-101 and NI 43- 101F1 and have prepared the technical report in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 6th day of July, 2015

May 2014	Page 29-1